

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

DC
No Act
P.E. 3-22-07



MAR 29 2007

March 26, 2007

Safal K. Joshi
Vice President & Associate General Counsel
TXU Corp.
Legal
1601 Bryan St, 6th Floor
Dallas, TX 75201-3411

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/26/2007

07050003

Re: TXU Corp.

Dear Mr. Joshi:

This is in regard to your letter dated March 22, 2007 concerning the shareholder proposal submitted by New York City Employees' Retirement System, New York City Teachers' Retirement System, New York City Police Pension Fund, New York City Fire Department Pension Fund, New York City Board of Education Retirement Fund, and Unitarian Universalist Association of Congregations for inclusion in TXU's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that TXU therefore withdraws its February 1, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Ted Yu
Special Counsel

cc: Patrick Doherty
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

1023291

Timothy Brennan
Treasurer and Vice President of Finance
Unitarian Universalist Association of Congregations
25 Beacon Street
Boston, MA 02108


TXU

Legal
1601 Bryan St, 6th Floor
Dallas, TX 75201-3411

Safal K. Joshi
Vice President & Associate
General Counsel

Tel: 214 812 6005
Fax: 214 812 6032
sjoshi@txu.com

February 1, 2007

VIA OVERNIGHT COURIER
Office of Chief Counsel
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal of the New York City Pension Funds
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that TXU Corp. ("TXU"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Meeting of Shareholders (collectively, the "2007 Proxy Materials") a shareholder proposal and supporting statement thereof (the "Proposal") received from William C. Thompson, Jr., Comptroller, City of New York, on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System and the Unitarian Universalist Association of Congregations (collectively, the "Proponents"). The Proposal, including its supporting statement, is attached hereto as Exhibit A. The correspondence between TXU and William C. Thompson, Jr. and the Unitarian Universalist Association of Congregations also is included in Exhibit B. Finally, for your convenience, copies of the press releases and certain pages from the websites that are mentioned on pages 3 and 4 of this letter are also attached hereto as Exhibit C.

TXU hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") concur in its view that the Proposal may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(10) because it deals with a matter that TXU has already substantially implemented. Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its exhibits. Also, in accordance with Rule 14a-8(j), TXU is mailing on this date a copy of this letter and its exhibits to the Proponents, informing them of TXU's intention to exclude the Proposal from the 2007 Proxy Materials. Pursuant to Rule 14a-8(j), this

letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before TXU files its definitive 2007 Proxy Materials with the Commission. TXU hereby agrees to promptly forward to the Proponents any Staff response to this no-action request that the Staff transmits by facsimile to TXU only.

TXU understands that the Staff has not interpreted Rule 14a-8 to require the Proponents to provide TXU a copy of any correspondence that the Proponents submit to the Staff. Therefore, in the interest of a fair and balanced process, TXU requests that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponents or other persons, unless specifically confirmed to the Staff that TXU has timely been provided with a copy of the correspondence.

A. THE PROPOSAL.

The Proposal asks TXU's Board of Directors to produce a report "on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other emissions from the company's proposed power plant operations."

The Proposal includes a supporting statement that suggests that TXU has not publicly responded to recent regulatory and public initiatives designed to reduce carbon dioxide ("CO2") and other greenhouse gas emissions.

B. ANALYSIS.

Rule 14a-8(i)(10) permits the omission of a stockholder proposal dealing with matters that the company has already substantially implemented. The exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." See Exchange Act Release No. 34-12598 (July 7, 1976). The Commission has refined Rule 14a-8(i)(10) over the years. According to Exchange Act Release No. 34-40018 (the "1998 Release"), Rule 14a-8(i)(10) merely reflects the interpretation adopted in Exchange Act Release No. 34-30091 (the "1983 Release") under former Rule 14a-8(c)(10).

It is well-established that a company need not be compliant with every detail of a proposal to exclude it under Rule 14a-8(i)(10). The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot," and reflects the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. In the 1983 Release, the Commission provided:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have

been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose.

1983 Release, Section II.E.5. Moreover, the 1998 Release reaffirmed the position that a shareholder proposal may be excluded under Rule 14a-8(i)(10) as "substantially implemented," although it is not "fully effected." See 1998 Release at n.30.

Pursuant to the 1983 Release, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (SEC No-Action Letter, avail. Mar. 28, 1991). In other words, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has implemented the essential objective of the proposal, even where the manner by which a company implements a proposal does not precisely correspond to the actions sought by a shareholder proponent.

1. The Proposal may be omitted because it deals with a matter that TXU has substantially implemented.

In a series of no-action letters, the Staff has specifically concluded that shareholder proposals may properly be omitted from a company's proxy materials under Rule 14a-8(i)(10) if the company has already substantially implemented the proposed policy. See Mattel, Inc. (SEC No-Action Letter, avail. Mar. 16, 2004) (excluding proposal that Mattel report yearly on money spent on philanthropy since such information was provided on the Mattel corporate website); Nordstrom Inc. (SEC No-Action Letter, avail. Feb. 8, 1995) (concurring that a proposal requesting a report to shareholders on Nordstrom's relationship with suppliers and a commitment to regular inspections was substantially implemented by existing company guidelines and a press release, even though the guidelines did not commit the company to conduct regular or random inspections to ensure compliance); and The Gap, Inc. (SEC No-Action Letter, avail. Mar. 16, 2001) (permitting the exclusion of a proposal that requested a report on the child labor practices of the company's vendors because the company had already established a code of vendor conduct, monitored vendor compliance and published the related information).

In its press release of April 20, 2006, TXU publicly responded to recent regulatory and public initiatives designed to reduce greenhouse gas emissions, and disclosed its plan to launch "the largest voluntary [emissions-reduction] program of its type in the nation, lowering total emissions while simultaneously bringing significant new capacity into the market...TXU will double its solid-fuel generation capacity and at the same time will reduce key emissions by 20 percent from where they are today." Furthermore, in its press release of November 6, 2006, TXU directly addressed the growing importance that customers place on CO2 emissions from its proposed coal-fired power plants, noting: "TXU is investing to ensure that each reference plant is carbon capture ready. The reference plant design includes

sufficient space in critical access locations and access to potential reservoirs for CO2 sequestration. TXU is making this investment in retrofit potential because it believes that technology will exist in the future to capture and sequester carbon."

TXU has already taken actions to substantially address the request in the Proposal by providing detailed disclosure on its web sites: www.txucorp.com and www.reliabletexaspower.com. First, TXU's plan to reduce greenhouse gas emissions was discussed in great detail during TXU's second quarter earnings conference call held August 1, 2006, which may be accessed in the Investor Resources section of TXU's website, www.txucorp.com. Most recently, in its press release of January 22, 2007, TXU set forth a list of principles on climate change and its vision for lowering greenhouse gas emissions. In this press release, which is also available on TXU's website, the company stated that: "Electric power markets across the U.S. face significant challenges, including the need to ensure the reliability of power supplies, replace aging and inefficient infrastructure, increase the country's energy security, and achieve improved environmental performance." Also, TXU outlined a set of principles with respect to global climate change and set forth its vision for reducing greenhouse gas emissions by investing in next-generation capture and sequestration technologies.

In addition, TXU's official position on CO2 emissions reduction is clearly outlined in documents posted on www.reliabletexaspower.com. Through this website, TXU has informed the public that it believes that over the next 15 years the combination of technology improvements in fuel enhancements, equipment efficiency, flue gas capture, and low-cost offsets can reduce the rate at which CO2 is released when power is generated from coal to compare favorably with highly efficient gas-fired units. Like the proposals at issue in the letters cited above, the Proposal requests TXU to report on information that has already been disseminated to the public through press releases and which is readily available on the company's corporate websites.

The two websites provide investors with substantially the same information, in the same manner, as that requested by the Proposal. In this regard, just like the proposal and report at issue in Bristol-Myers Squibb Co. (avail. Feb. 18, 2005), the essential objectives of the Proposal are clearly met by existing disclosures contained in widely disseminated press releases and on TXU's corporate websites. Thus, the Proposal is excludable under Rule 14a-8(i)(10) because it deals with a matter that TXU has already substantially implemented.

For all of the foregoing reasons, the Proposal fits squarely within the substantial implementation exclusion articulated in the Commission's rule releases and the Staff's prior no-action letters. Accordingly, TXU believes that the Proposal properly may be excluded from the 2007 Proxy Materials under Rule 14a-8(i)(10), and requests that the Staff concur in its conclusion.

C. CONCLUSION

Based upon the foregoing analysis, TXU respectfully requests that the Staff take no action if TXU excludes the Proposal from its 2007 Proxy Materials. Should you disagree with the conclusions set forth in this letter, TXU respectfully requests the opportunity to confer with you prior to the determination of the Staff's final position. I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If TXU can be of any further assistance in this matter, please do not hesitate to call me at (214) 812-6005 or Kim K.W. Rucker, TXU's Corporate Secretary and Chief Governance Officer at (214) 812-6072.

Yours very truly,



Safal K. Joshi

SKJ/agb
Enclosures

cc: William C. Thompson, Jr., Comptroller, City of New York
on behalf of New York City Employees' Retirement System
on behalf of New York City Teachers' Retirement System
on behalf of New York City Police Pension Fund
on behalf of New York City Fire Department Pension Fund
on behalf of New York City Board of Education Retirement System
c/o Patrick Doherty
1 Centre Street
New York, New York 10007
Facsimile Number: (212) 815-8663

Unitarian Universalist Association of Congregations
c/o Tim Brennan, Treasurer and Vice President
25 Beacon Street
Boston, Massachusetts 02108
Facsimile Number: (617) 367-3237



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 20, 2006

Ms. Kim K.W. Rucker
Senior Vice President, Secretary and
Chief Governance Officer
TXU Corporation
1601 Bryan Street
Dallas, TX 75201-3411

Dear Ms. Rucker:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from The Bank of New York certifying the funds' ownership, continually for over a year, of shares of TXU Corporation common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:ma
Enclosures
The TXU climate change - social resp 2007

TXU CORPORATION – CLIMATE CHANGE

Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds

WHEREAS:

In 2005, the scientific academies of 11 nations, including the U.S., stated that, "The scientific understanding of climate change is now sufficiently clear to justify nations taking prompt action. It is vital that all nations identify cost-effective steps that they can take now, to contribute to substantial and long-term reductions in net global greenhouse gas emissions."

In October 2006, a report authored by former chief economist of The World Bank, Sir Nicolas Stern, estimates that climate change will cost between 5% and 20% of the global domestic product if emissions are not reduced, and that greenhouse gases can be reduced at a cost of approximately 1% of global economic growth. The report also warns that, "The investment that takes place in the next 10-20 years will have a profound effect on the climate in the second half of this century and in the next."

U.S. power plants are responsible for nearly 40 percent of the country's carbon dioxide emissions, and 10 percent of global carbon dioxide emissions.

In September, 2006 California enacted a law requiring the state to reduce greenhouse gas emissions by 25 percent by 2020. In June 2005, a majority of U.S. Senators voted in favor of a resolution stating that, "...Congress should enact a comprehensive and effective national program of mandatory, market-based limits on emissions of greenhouse gases that slow, stop, and reverse the growth of such emissions..." As of July 2006 there were at least seven proposals before congress calling for a cap-and-trade system to regulate greenhouse gases.

Seven northeastern states have formed the Regional Greenhouse Gas Initiative, which aims to reduce carbon dioxide emissions from power plants by 10% between 2009 and 2019.

In February 2005, the Kyoto Protocol took effect, imposing mandatory greenhouse gas limits on the 148 participating nations. Companies with operations in those nations must reduce or offset some of their greenhouse gas emissions. For example, companies with operations in Europe can make reductions using the European emissions trading program, where CO_2 has regularly traded for more than $20 per ton.

In 2005 and 2006, WalMart, GE, Goldman Sachs, JPMorgan, PG&E, FPL, Entergy, Exelon, PNM Resources, NRG Energy, Alliant Energy and Duke Energy issued statements supporting mandatory federal regulation of greenhouse gas emissions.

TXU is planning to build 11 coal-fired power plants in Texas that would collectively emit 78 million tons of CO2 per year.

RESOLVED: Shareholders request a report [reviewed by a board committee of independent directors] on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other emissions from the company's proposed power plant operations. The report should be provided by September 1, 2007 at a reasonable cost and omit proprietary information.

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286



The **BANK**
of **NEW YORK**

November 20, 2006

To Whom It May Concern

Re: Txu Corporation Cusip #: 873168108

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 20, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 51,758 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286


The BANK
of NEW YORK

November 20, 2006

To Whom It May Concern

Re: Txu Corporation Cusip #: 873168108

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 20, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund 140,410 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286



The BANK of NEW YORK

November 20, 2006

To Whom It May Concern

Re: Txu Corporation Cusip #: 873168108

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 20, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 272,505 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286



The **BANK**
of **NEW YORK**

November 20, 2006

To Whom It May Concern

Re: Txu Corporation Cusip #: 873168108

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 20, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 296,516 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286



The BANK of NEW YORK

November 20, 2006

To Whom It May Concern

Re: Txu Corporation Cusip #: 873168108

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 20, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 23,545 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero
Vice President



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Timothy Brennan
Treasurer and Vice President of Finance

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 tel
617 367 3237 fax

www.uua.org

OVERNIGHT MAIL

December 5, 2006

Kim K.W. Rucker, Senior Vice President
Secretary and Chief Governance Officer
TXU
Energy Plaza
1601 Bryan Street
Dallas, TX 75201 USA

Dear Kim Rucker:

The Unitarian Universalist Association of Congregations ("UUA"), holder of 200 shares in TXU, is hereby submitting the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that the company report on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other emissions from the company's proposed power plant operations. We are joining with the primary filer, William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds, in filing this resolution.

The Unitarian Universalist Association of Congregations is a faith community of more than 1000 self-governing congregations that bring to the world a vision of religious freedom, tolerance and social justice. With roots in the Jewish and Christian traditions, it has been a force in American spirituality from the time of the first Pilgrim and Puritan settlers.

We submit this resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the annual meeting. The UUA is the beneficial owner of these shares as defined in Rule 13d-3 of the Act. We intend to maintain ownership of the required number of shares through the date of the next stockholder's annual meeting. We have been a shareholder for more than one year of shares valued in excess of $2,000. A representative will attend the shareholder's meeting to move the resolution as required by the SEC Rules. We expect other investors will co-file this resolution with us.

Verification that we are beneficial owners of 200 shares of common stock in TXU will be provided upon request. In addition to me, you may contact Jim Gunning, a member of our Committee on Socially Responsible Investing, who serves as our representative for this initiative. He can be reached by phone (201.836.5901) and/or email (jimgunning@optonline.net).

Yours very truly,

Tim Brennan
Treasurer and Vice President

Enclosure: Shareholder resolution on global warming risks

TXU CORPORATION – CLIMATE CHANGE

Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds

WHEREAS:

In 2005, the scientific academies of 11 nations, including the U.S., stated that, "The scientific understanding of climate change is now sufficiently clear to justify nations taking prompt action. It is vital that all nations identify cost-effective steps that they can take now, to contribute to substantial and long-term reductions in net global greenhouse gas emissions."

In October 2006, a report authored by former chief economist of The World Bank, Sir Nicolas Stern, estimates that climate change will cost between 5% and 20% of the global domestic product if emissions are not reduced, and that greenhouse gases can be reduced at a cost of approximately 1% of global economic growth. The report also warns that, "The investment that takes place in the next 10-20 years will have a profound effect on the climate in the second half of this century and in the next."

U.S. power plants are responsible for nearly 40 percent of the country's carbon dioxide emissions, and 10 percent of global carbon dioxide emissions.

In September, 2006 California enacted a law requiring the state to reduce greenhouse gas emissions by 25 percent by 2020. In June 2005, a majority of U.S. Senators voted in favor of a resolution stating that, "...Congress should enact a comprehensive and effective national program of mandatory, market-based limits on emissions of greenhouse gases that slow, stop, and reverse the growth of such emissions..." As of July 2006 there were at least seven proposals before congress calling for a cap-and-trade system to regulate greenhouse gases.

Seven northeastern states have formed the Regional Greenhouse Gas Initiative, which aims to reduce carbon dioxide emissions from power plants by 10% between 2009 and 2019.

In February 2005, the Kyoto Protocol took effect, imposing mandatory greenhouse gas limits on the 148 participating nations. Companies with operations in those nations must reduce or offset some of their greenhouse gas emissions. For example, companies with operations in Europe can make reductions using the European emissions trading program, where CO_2 has regularly traded for more than $20 per ton.

In 2005 and 2006, WalMart, GE, Goldman Sachs, JPMorgan, PG&E, FPL, Entergy, Exelon, PNM Resources, NRG Energy, Alliant Energy and Duke Energy issued statements supporting mandatory federal regulation of greenhouse gas emissions.

TXU is planning to build 11 coal-fired power plants in Texas that would collectively emit 78 million tons of CO2 per year.

RESOLVED: Shareholders request a report [reviewed by a board committee of independent directors] on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other emissions from the company's proposed power plant operations. The report should be provided by September 1, 2007 at a reasonable cost and omit proprietary information.



TXU Corp.
1601 Bryan Street
Dallas, TX 75201
214.812.6072 pho
214.812-4660 fax
krucker@txu.com

Kim K.W. Rucker
Senior Vice President,
Secretary and Chief
Governance Officer

January 23, 2007

VIA FEDEX

Mr. Patrick Doherty
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

Dear Mr. Doherty:

We have received the shareholder proposal dated November 20, 2006 ("Proposal") that you submitted on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System (the "Funds"). A copy of the Proposal is enclosed for your reference. I am writing in response to the Proposal and to provide you with the substantial information that TXU Corp. ("TXU") has already produced on the topic of emissions from our proposed power plants. Given the amount and quality of the information TXU has already made publicly available, we believe that we have substantially implemented your request and ask that the Funds withdraw the Proposal.

The Proposal calls for TXU to produce a report "on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other emissions from the company's proposed power plant operations." In virtually every public statement regarding the proposed power plants in Texas, TXU has addressed these topics.

More specifically, in its press release of April 20, 2006, TXU directly noted its plan to launch "the largest voluntary program of its type in the nation, lowering total emissions while simultaneously bringing significant new capacity into the market...TXU will double its solid-fuel generation capacity and at the same time will reduce key emissions by 20 percent from where they are today."

Furthermore, in its press release of November 6, 2006, TXU directly noted that it recognizes "the growing importance that customers place on environmental performance, including consideration of carbon dioxide (CO_2) emissions. While there is no commercially viable technology to capture and sequester CO_2 today, TXU is investing to ensure that each reference plant is carbon capture ready. The reference plant design includes sufficient space in critical access locations and access to potential reservoirs for CO_2 sequestration. TXU is making this investment in retrofit potential because it believes that technology will exist in the future to capture and sequester carbon."

This topic was also further discussed at the EEI conference in November 2006, and was discussed in great detail during TXU's second quarter earnings conference call held August 1, 2006, which may be accessed in the Investor Resources section of our website, www.txucorp.com.

Most recently, in its press release of January 22, 2007, TXU set forth a list of its principles on climate change and its vision for lowering greenhouse gas emissions. In this press release, TXU stated that, "Electric markets across the U.S. face significant challenges, including the need to ensure the reliability of

power supplies, replace aging and inefficient infrastructure, increase the county's energy security, and achieve improved environmental performance. TXU's program is one of many across the country addressing this challenge by investing in advanced, cleaner new units to meet these multi-faceted needs."

In addition, TXU expressed its intent to go a step further with a new vision for CO_2 reductions. The company believes that over the next 15 years the combination of technology improvements in fuel enhancements, equipment efficiency, flue gas capture, and low-cost offsets can reduce the rate at which CO_2 is released when power is generated from coal to compare favorably with highly efficient gas-fired units (CCGT). In fact, our position on carbon is clearly outlined in documents posted on www.reliabletexaspower.com, and the company has recently announced a technology partnership to test a carbon dioxide separation technology on one of the existing TXU facilities. For your reference, copies of the position papers, press releases and presentations mentioned above are enclosed.

As is evident from these materials, TXU has taken seriously the issues raised in the Proposal and has been very active in addressing the Proposal's topics for a period of months. We believe that producing another report covering the same topics the Company has already addressed at length is not a good use of shareholder and management resources.

I welcome the opportunity for a discussion of this matter with you. If you would like to discuss the Proposal and TXU's responses further, please feel free to contact me at 214-812-6072.

Kind regards,



Kim K.W. Rucker

Enclosures

cc: Tim Brennan
Unitarian Universalist Association of Congregations
25 Beacon Street
Boston, MA 02108



NEWS RELEASE

04.20.06

TXU Plans $10 Billion Investment to Power the Future of Texas
Dallas, TX -

In response to the electric power needs of the growing Texas economy, TXU Corp. **(NYSE:TXU)** announced today a plan to invest $10 billion in power generation to provide lower-cost, secure and stable power, the introduction of new consumer and business service offerings, and the largest voluntary emissions reduction program of its type in the nation.

"Texans want ample generation supply, access to lower electric prices, and better air quality, and TXU will deliver all three," said C. John Wilder, TXU chairman and CEO. "Our new service offerings and this massive investment in power infrastructure will save consumers money, add reliable electric generating capacity to reduce dependence on high cost natural gas, create jobs, and lower key emissions -- all at the same time."

Volatile energy markets pose challenges for Texans

The future growth of the now vibrant economy could be dampened by volatile and rising energy commodity prices. Texas has one of the fastest growing economies in the country and is projected to add nearly 6 million residents within a decade. At the same time, Texas electric power reserve margins are compressing rapidly and are expected to fall below levels deemed reliable by 2010.

Texas has a high reliance on natural gas for power generation, with 72 percent of the state's generation capacity depending on natural gas for fuel, compared to the U.S. average of 45 percent. This reliance causes substantial challenges because natural gas prices have quadrupled and most experts believe the low gas prices of the 1990s will not return. At the same time, U.S. reliance on imported natural gas is increasing significantly; over the next 20 years, U.S. imports are expected to increase five-fold.

"There is no quick fix," said Wilder. "There is no easy solution to reduce U.S. dependence on foreign energy sources and to reduce power prices. To address these challenges, TXU has a three-part plan. We will invest in lower cost power supplies, innovate with new service offerings that enable customers to save money and improve air quality by reducing emissions."

INVEST: TXU's generation plan will provide lower-cost, secure and stable power

TXU will invest up to $10 billion in state-of-the-art technologies to provide near-term solutions to meet Texas' growing need for power.

Proposed New Generation Units
Primary fuel type; MW; Location

Unit	**Fuel***	**Net Capacity**	**County**
Previously announced:			
Oak Grove 1 & 2	Lignite	1,600	Robertson
Sandow 5	Lignite	600	Milam
Subtotal		**2,200**	
Announced today:			
Big Brown 3	PRB	800	Freestone
Lake Creek 3	PRB	800	McLennan
Martin Lake 4	PRB	800	Rusk
Monticello 4	PRB	800	Titus
Morgan Creek 7	PRB	800	Mitchell
Tradinghouse 3 & 4	PRB	1,600	McLennan
Valley 4	PRB	800	Fannin

Subtotal	**6,400**
Total	**8,600**

**PRB refers to coal from the Powder River Basin (PRB) region in Wyoming.*

This plan encompasses 11 new generation units at nine existing TXU Power sites. Air permit applications were filed today with the Texas Commission on Environmental Quality (TCEQ) for eight of these units, totaling 6,400 megawatts (MW) of net capacity. The new units will be located at existing power plant sites in Fannin, Freestone, McLennan, Mitchell, Rusk, and Titus Counties. If approved, the new units are expected to be operational by 2010. TXU previously announced the other three units, totaling 2,200 MW of net capacity, at Oak Grove and Sandow, located in Robertson and Milam Counties.

By taking advantage of TXU's scale, existing sites, rail facilities, water rights, and other infrastructure, TXU can drive this development initiative at three-quarters the cost of a typical power developer. To manage the complexity of the effort and reduce engineering, procurement, and construction costs, TXU will work in exclusive partnerships with two of the leading engineering and construction firms in the world, Bechtel Power and Fluor Corp. Bechtel and Fluor have built more of the world's coal-fired power plants over the past 20 years than any other firms.

"After extensive review, we selected sites that maximize opportunities to leverage existing infrastructure, minimize costs, and enable a more efficient construction timeline," Wilder said. "We are pleased to partner in this program with two of the best engineering and construction firms in the world."

This endeavor will increase energy reliability and independence by expanding reserve margins and diversifying supply. In aggregate, this plan will add an estimated 10 percent to the ERCOT supply, enough to serve 6.5 million homes. This increase should be sufficient to meet Texas' growing demand through 2015.

In addition, TXU is launching a new company, TXU Renew, to double its renewable energy portfolio by 2011. TXU Renew will focus on the growing renewable energy market by investing in renewable power facilities. This will bring TXU's total renewable energy portfolio to approximately 1,400 MW, enough wind energy to power about 275,000 homes.

To help find innovative solutions to Texas' long-term power needs, TXU also plans to invest up to $2 billion in the development and commercialization of the next horizon of cleaner power plant technology, including integrated gasification combined cycle (IGCC) technology.

In total, TXU's investment plan is projected to create thousands of Texas jobs and save Texans billions of dollars. With the approval of these projects, the $10 billion investment will create approximately 40,000 construction and other temporary jobs and 21,000 permanent jobs, and add nearly $14 billion to the state gross product. TXU believes this plan will make it the largest private capital investor in Texas. Reflecting the advantaged cost of coal, the new plants are expected to lower long-term power costs for customers by $1.7 billion annually.

INNOVATE: 'Peace of Mind' and 'Stable and Secure Power' service plans will enable customers to save money today

Spurred by the competitive Texas market, TXU Energy is introducing a set of new, innovative service offerings that substantially increase the options that consumers have to manage their electricity consumption. Texans will now have access to the most innovative assortment of retail electricity options in the U.S. The new plans offer consumers the option to save money today, secure long-term price certainty, and take more control over their energy usage. Some of the new options in the Peace of Mind program include:

- ***Time of Use*** - Empowers customers to use electricity efficiently and wisely while saving as much as 20 percent during off peak periods, allowing customers to save money if they shift power usage to lower cost, off peak periods.
- **Summer*Savings* 24**SM - Offers immediate summer savings when customers use the most electricity due to the Texas heat - 10 percent savings in the summer months plus a rate that is lower than the current Price-to-Beat rate during the other months over a two year period.
- **Sure*Value***SM - Provides savings, certainty, and up to 10 percent off current Price to Beat rates, for a full five year period.

TXU Wholesale will offer large business customers the 'Stable and Secure Power' program. Large customers, including industrial companies, will have the opportunity to participate in the economics of these large-scale, coal-fired power plants through a combination of equity investments or upfront payments. These customers could enjoy power prices that reflect the marginal economics and costs of coal-fired power.

"For our customers, the 'Peace of Mind' and 'Stable and Secure Power' programs provide short- and long-term solutions, lower-priced electricity and tools to better control electricity consumption," added Wilder.

IMPROVE: TXU's plan will set a new environmental standard

TXU will set a new environmental standard - more than offsetting key emissions from the new units by reducing emissions at existing facilities. With this plan, TXU will double its solid-fuel generation capacity and at the same time will reduce key emissions by 20 percent from where they are today. This will be the largest voluntary program of its type in the nation, lowering total emissions while simultaneously bringing significant new capacity into the market. If all other plant construction follows this standard, Texas will be able to serve its growing power needs while improving air quality for the future.

TXU's plan includes up to $500 million for voluntary emission reductions, accomplished through fuel switching and retrofitting state-of-the-art emission controls at existing units. These actions will reduce TXU's current mercury emissions by more than 50 percent, well beyond current regulatory requirements, and make substantial reductions in sulfur dioxide (SO_2) and nitrogen oxide (NO_x) emissions as well.

TXU's planned investment also includes up to $2 billion for installation of the best available control technology (BACT) to minimize emissions at the 11 expansion units. The new plants will have among the lowest SO_2, NO_x, and mercury emissions rates in the nation and will be 80 percent cleaner than the average U.S. coal plant.

Overall, these actions will more than offset the SO_2, NO_x, and mercury emissions from the new coal plants. TXU will reduce at least 1.5 pounds of these key emissions for every one pound from the new units - equal to an overall reduction of 20 percent relative to current levels.

"TXU recognizes the need for unprecedented action," said Wilder. "TXU is introducing new service offerings to give our customers more choices, tools and savings. In addition, our massive infrastructure investment will create more low-cost supply, thousands of jobs, and improved air quality for the future. In short, TXU will 'Power the Future' of Texas."

TXU Corp., a Dallas-based energy company, manages a portfolio of competitive and regulated energy businesses primarily in Texas. In the competitive TXU Energy Holdings segment (comprised of electricity generation, wholesale marketing and retailing), TXU Energy provides electricity and related services to 2.3 million competitive electricity customers in Texas, more customers than any other retail electric provider in the state. TXU Power has over 18,300 megawatts of generation in Texas, including 2,300 MW of nuclear and 5,837 MW of lignite/coal-fired generation capacity. The company is also one of the largest purchasers of wind-generated electricity in Texas and North America. TXU Wholesale optimizes the purchases and sales of energy for TXU Energy and TXU Power and provides related services to other market participants. TXU Corp.'s regulated segment, TXU Electric Delivery, is an electric distribution and transmission business that complements the competitive operations, using superior asset management skills to provide reliable electricity delivery to consumers. TXU Electric Delivery operates the largest distribution and transmission system in Texas, providing power to three million electric delivery points over more than 100,000 miles of distribution and 14,000 miles of transmission lines. Visit http://www.txucorp.com/ for more information about TXU Corp.

This release contains forward-looking statements, which are subject to various risks and uncertainties. Discussion of risks and uncertainties that could cause actual results to differ materially from management's current projections, forecasts, estimates and expectations is contained in the company's SEC filings. In addition to the risks and uncertainties set forth in the company's SEC filings, the forward-looking statements in this release could be affected by, among other things, the company's ability to fund the investments described herein, delays in approval of, or failure to obtain, air and other environmental permits, changes in competitive market rules, changes in environmental laws or regulations, changes in electric generation and emissions control technologies, changes in projected demand for electricity in Texas, the ability of the company to attract and retain skilled labor for planning and building the plants, changes in wholesale electricity prices or energy commodity prices, changes in the cost and availability of materials necessary for the developments, the ability of the company to manage the significant construction program to a timely conclusion with limited cost overruns, and the terms under which the company executes these initiatives.

Media
Kimberly Morgan
214-875-8016

Investor Relations
Tim Hogan
214-812-4641

Bill Huber
214-812-2480

Steve Oakley
214-812-2220

Back to the News Releases Index

TXU Energy (REP Certificate No. 10004) and TXU Power are not the same company as TXU Electric Delivery and are not regulated by the Public Utility Commission of Texas, and you do not have to buy TXU Energy's or TXU Power's products to continue to receive quality regulated services from TXU Electric Delivery.

News Release


TXU

FOR IMMEDIATE RELEASE

TXU Corp. Outlines Vision to Displace Older Power Generation With Advanced Technologies

Progress on Texas Projects; Expansion of Plans Outside of Texas; Update of Financial Outlook; Board Declaration of Increased Dividend, Authorization of Share Repurchases

Highlights

- TXU outlines its vision for displacing older power generation with new advanced power plant technologies in various markets across the nation at the Edison Electric Institute (EEI) Annual Financial Conference.
- New technologies can meet needs for reliable power supply, increase efficiency, lower prices, cut emissions, and lessen dependence on foreign energy sources.
- TXU's power generation strategy has progressed substantially, and now includes line of sight on the development of 16 to 23 gigawatts (GW) of new capacity, including identification of new opportunities outside of Texas. These include 9.1 GW of capacity under development in Texas, sites for the development of two to four GW of power generation facilities identified or secured in the PJM market, and ongoing negotiations in other regions to develop five to 10 GW of additional capacity, including 2.5 GW of capacity for which letters of intent have been signed or are in the customer approval process.
- Letters of intent are signed or are in the approval process for the sale of 600 MW of equity ownership in the Oak Grove facilities and 50 percent of the equity of another facility in development in Texas.
- TXU has engineered its reference plant design to be the most advanced supercritical coal technology of any plant under construction in the U.S. today and to meet carbon capture and storage ready criteria.
- To ensure that TXU's customers have access to new, more efficient technologies as they become available, TXU invests in ventures focused on innovation in power generation and initiates a $200 million fund to identify and invest in the next generation of energy technology.
- Outlook for operational earnings[1] for 2006 remains $5.50 to $5.75 per share of common stock. The outlook for 2007 operational earnings is revised to $5.25 to $5.55 per share of common stock, primarily reflecting the company's growth investments and the expected success of TXU Energy's "Pick Your Plan" initiative that enables its customers to save up to 10 to 15 percent and TXU Energy's Demand-Side Management Program, which provide opportunities for further savings through lower consumption or changes in consumption by time of day. The outlook is discussed further on page 7.
- Reflecting the expected impact of the Texas plant development program, TXU Corp. estimates a five-year compound annual growth rate for operational earnings per share of eight to 10 percent. Relative to prior estimates, this five-year growth rate reflects the impact of commodity price changes, the allocation of capital to growth investments, and the expected impact of equity sell-downs in the power generation program.
- TXU Corp.'s board of directors increased the regular quarterly common stock dividend by five percent, authorized the repurchase of an additional 20 million shares of common stock through the end of 2007, and extended the expiration date of the remaining 3.4 million shares in the 2006 plan to the end of 2007, all in line with the company's capital allocation philosophy.

DALLAS – November 6, 2006 – TXU Corp. (NYSE:TXU) today announced the company's vision to see the nation's older, less efficient power plants upgraded or displaced with new power generation technologies to meet the nation's growing need for reliable, affordable and cleaner electric power.

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[1] **Operational Earnings Per Share (a non-GAAP measure)** is defined as per share (diluted) income from continuing operations, excluding special items. See page 7 for more detail.

The company is challenging the industry to drive further improvements in air quality by accelerating this replacement, and has taken the next step in its power generation development program of potentially 16 to 23 GW of baseload generation capacity, including the 9.1 GW under development in Texas, sites identified or secured in the PJM region, and negotiations in progress to develop facilities to meet specific utility, municipal, cooperative, and large industrial customer needs.

The company also provided an update on its financial outlook and strategy, establishing its outlook for 2007 operational earnings at $5.25 to $5.55 per share of common stock. TXU Corp.'s long-term growth trajectory for the core business in Texas reflects the company's focus on reinvesting to meet the nation's power needs while providing appropriate returns for investors. The company's expected five-year compound annual growth rate is eight to 10 percent, including the previously announced generation development program in Texas, based on current forward commodity prices and expectations for the new build program. In addition, the board of directors authorized the repurchase of up to 20 million shares of the common stock of the company through the end of 2007, and extended the expiration date of the remaining 3.4 million shares of the 2006 program to the end of 2007. Management will apply its capital allocation philosophy in determining the timing and amount of these repurchases over the next 14 months. The increased share repurchase authorization and the board of directors' authorization of a five percent increase in the regular quarterly dividend are consistent with the results of company performance in 2006 and the company's disciplined capital allocation philosophy. The financial outlook is discussed in more detail beginning on page 7.

EEI Annual Financial Conference – Presentation Webcast on Tuesday

Senior executives of the company will meet today and tomorrow with investors and financial analysts at the EEI Annual Financial Conference in Las Vegas, Nevada. On Tuesday, C. John Wilder, TXU Corp. chairman and CEO, will present an update on TXU's growth strategies and financial outlook at this event. A live webcast of the presentation will be available in the Investor Resources section of TXU Corp.'s web site at www.txucorp.com beginning at approximately 8:15 a.m. Pacific (11:15 a.m. Eastern and 10:15 a.m. Central). The presentation and related materials are available in the Investor Resources section of the TXU Corp. web site.

Electricity Supply Needs Are a Serious Issue in Many U.S. Markets

Electric power markets across the U.S. are facing significant challenges that require an effective energy solution, including threats to reliability of power supplies, reliance on imported energy, the need for cleaner air and improved environmental efficiency.

- *Lower Reliability.* Reliability is decreasing across the U.S., reflecting more growth in demand for electricity than growth in generation supplies. U.S. power demand is expected to increase by more than two percent per year over the next decade; the North American Electric Reliability Council (NERC) believes that by 2015 there will be incremental demand of over 141 GW, but only 57 GW of incremental supply. Without new generation, markets such as ERCOT, MRO, RFC, and WECC will face the type of reserve margins seen in California in 2000.
- *Over-Reliance on Imported Energy.* Compounding this problem, the U.S. has experienced an increasing reliance on imported energy. Since 1995, almost 300 GW of natural gas-fired generation has been built across the U.S. This generation increased the power sector's demand for natural gas by almost 30 percent. Unfortunately, the U.S. only controls three percent of total world supplies of natural gas and domestic supplies continue to shrink, increasing reliance on foreign sources of energy.
- *Rising Prices.* These factors have led to increasing power prices. Across the nation, customers have been faced with potential price increases of over 50 percent and as high as 70 percent. This puts direct pressure on the consumer and makes it more difficult for businesses to compete internationally.
- *Environmental Performance.* More than half of the existing U.S. coal power generation fleet is at least 30 years old and almost a fifth is at least 40 years old. These older units are higher cost and generate significantly higher emissions levels than proven new generation technologies; existing gas and coal technology emits more than six times the nitrogen oxides (NOx) of new, efficient coal and gas units. Difficulty in siting and permitting more efficient generation in the U.S. has slowed the

economic and environmental obsolescence of these older units. While the U.S. has a strong record of environmental performance, including reducing sulfur dioxide (SO2) and NOx by almost 50 percent over the last 25 years, TXU believes performance should be even better. TXU believes new, cleaner generation supplies can simultaneously meet growing demand while displacing less environmentally advanced units - improving reliability while improving air quality at the same time.

Meeting the Urgent Power Needs of Texas

TXU's first step in meeting these power challenges has been to provide a solution for Texas consumers, who face shrinking reserve margins and potential supply shortfalls over the next five years absent new generation. In April, TXU announced a plan that would add 9.1 GW of new efficient baseload coal power generation capacity that will:

- Meet the reliability challenge by ensuring reliable reserve margins through 2014;
- Decrease reliance on imported energy by rebalancing the Texas supply stack, reducing Texas' demand for natural gas by 20 percent, more in line with the rest of the U.S;
- Reduce wholesale power prices by $1.7 billion annually by bringing the most economic capacity on line; and
- Continue to improve the Texas environment by reducing TXU's overall emissions of SO2, NOx, and mercury by 20 percent, giving Texans access to the cleanest large-scale coal fleet in the U.S.

The commitment to improve air quality for customers by reducing total emissions by 20 percent - offsetting the emissions from the new plants and driving down baseline plant emissions even further - is the largest known voluntary reduction of regulated emissions in U.S. history. As part of this commitment, TXU is employing the most advanced supercritical coal technology in the nation. Through a rigorous engineering design process, TXU has optimized the expected performance of its reference plants, using some of the most efficient, lowest emission supercritical plants in the U.S. In fact, the eight TXU advanced coal reference plants will utilize the most efficient, highest steam outlet temperatures (1,085 degrees-Fahrenheit) of any supercritical plants being constructed in the U.S. today and TXU's reference plants will qualify for the advanced supercritical designation.

TXU recognizes the growing importance that customers place on environmental performance, including consideration of carbon dioxide (CO2) emissions. While there is no commercially viable technology to capture and sequester CO2 today, TXU is investing to ensure that each reference plant is carbon capture ready. The reference plant design includes sufficient space in critical access locations and access to potential reservoirs for CO2 sequestration. TXU is making this investment in retrofit potential because it believes that technology will exist in the future to capture and sequester carbon. Table 1 reflects the advanced position TXU's plants will secure with this investment.

Table 1: TXU reference plants - carbon capture ready design

Criteria	TXU Design
Sufficient space in critical access locations	Allows space in ductwork to provide ample access for the addition of a future system. Space is also available for placement of that system near the chimney.
Options for CO2 storage	Provides options for CO2 storage including enhanced oil recovery (EOR) and deep saline aquifer deposition.
Design study	Includes unit specific design studies on a schedule to support the company's long-range planning process.
Pre-investments including plant siting	Reference plants are located on existing TXU sites, which offer advantages for capture including access to EOR sites. TXU is working to advance technologies that are suitable for retrofit capture installations.

Chris Larsen, Vice President for Generation, Electric Power Research Institute (EPRI) stated, "TXU is actively participating in one of EPRI's largest research and development projects to examine technologies that would

improve plant efficiency and could enable the future capture and sequestration of CO2 from its recently announced reference plants. TXU's design of these advanced supercritical units to be capable to use these advanced technologies is an important element in new plant design."

Expanded Partnerships. TXU is also engaging with partners who are seeking to expand access to reliable, low-cost supply for their customers. TXU has entered into two letters of intent with electric cooperatives in Texas for the sale of a total of 600 MW of equity ownership in the Oak Grove facilities. TXU has also entered into or is in the approval process for a letter of intent for the sale of 50 percent of the equity of another of the new generating facilities in Texas. TXU's proposed partner in the latter is a long-term investor in the power sector and chose the TXU program and this project because of the strong long-term project fundamentals and the highly structured nature of the project. Each of the parties is currently conducting final stage detailed due diligence. TXU expects to execute definitive agreements for the 50 percent equity sale and the cooperative investments by the end of the first quarter of 2007. The partners' investments in TXU's plants range from $2,200 per kW to $2,800 per kW.

In addition to the sales of equity in the new assets, TXU is currently negotiating with several additional electric municipalities and cooperatives for long-term (at least 20 years) power sales agreements. The total offers outstanding to this group represent 1,360 MW of long-term power sales contracts. Several of these parties are also engaged in final stage due diligence. TXU anticipates that more than half of these power sales opportunities will be closed in the first quarter of 2007. In addition to the municipal and cooperative power sales efforts, TXU is actively engaging in discussions with multiple industrial companies for medium-term (five to 10 years) power sales contracts. While the process is ongoing, several of these companies have already indicated a willingness to enter into medium-term contracts and have expressed interest in purchasing equity positions in the generating facilities. These discussions are ongoing and will continue as normal course of business.

In addition to the equity and power sales efforts, TXU is pursuing the sale of up to 49 percent of the total equity in TXU Power Development Company, which is developing the 9.1 GW new power generation development program in Texas. Indicative offers are due later this quarter. TXU anticipates selecting qualified investors in December 2006 and beginning due diligence thereafter. Final investor proposals will be required in the early part of 2007 with selection of the anchor investors, if any, scheduled for the second quarter of 2007.

Progressing on the Plan outside Texas

Other regions of the country face the same challenge of securing new, efficient generation supplies to meet customer needs while simultaneously improving air quality. Today, TXU is announcing its business plan to profitably address these challenges throughout the U.S. Three major components of the plan are establishing a profitable entry strategy outside of Texas, advocating for tougher environmental standards, and investing in next generation technology.

Developing reliable new power supplies across the country. TXU believes that consumer needs for reliable, secure, affordable, and environmentally superior power supplies will drive the construction of almost 300 GW of advanced coal power generation facilities across the U.S. over the next 15 years. The first pillar of TXU's business plan is to establish a profitable entry strategy outside of Texas. This growth potential is spread across three major opportunities. The first is a 45 GW opportunity for new advanced coal that will displace existing gas-fired generation, taking advantage of the advanced coal-gas spread and the more efficient TXU development and construction model. The second is a 78 GW opportunity for new advanced coal facilities that will displace existing coal facilities, taking advantage of the superior efficiency of the new facilities. If TXU is able to further drive down the capital and operating cost, it is possible for new advanced coal facilities to be able to receive a full return on capital at lower costs than the marginal costs to operate and dispatch existing coal facilities. The final opportunity is 160 GW of new generation needed to meet the growth in power demand expected over the next 15 years. TXU is pursuing multiple channels to develop, construct and operate a low-cost fleet of advanced coal power generation to meet the advanced coal-on-gas opportunity.

TXU has made significant progress in its strategy to enter the PJM market and expects to make definitive announcements before the end of the year on two to four GW of new capacity in the market. PJM continues to be an attractive market based on tightening reserve margins, the ability to displace inefficient, high emissions generation and the structurally higher Northeast gas prices. TXU has essentially completed its work to enter the market, identifying or securing multiple sites and completing preliminary transmission studies, site engineering, and preliminary air modeling. Appendix Table 4 shows progress against the major milestones.

In addition to progress in PJM, TXU has executed letters of intent or is in the approval process with municipalities and cooperatives to construct and operate 2.5 GW of advanced coal power generation facilities in other regions. These customer solutions contemplate TXU building and operating the new facilities while delivering a majority of the power to the load-serving entity in a combination of long-term purchased power agreements and equity ownership. TXU believes these customers have recognized that TXU's generation development plan delivers a long-term source of low-cost, stable power at up to 30 percent below what a sub-scale builder could achieve in their markets. TXU is in various stages of discussions with other customers for an additional 7.5 GW of capacity. Mike Childers, Chief Executive Officer of TXU Development states, "We have been overwhelmed by the depth of the customers' interest in TXU's Power Direct℠ program. The Power Direct℠ program allows a load-serving customer to have access to TXU's reference plant, proprietary Construction Whole System Approach, and Integrated Operating System. This integrated approach is structured to achieve systematic improvements in capital effectiveness and productivity through TXU's technical and facility safety systems, maintenance and reliability systems, energy optimization processes, value-improving practices, shutdown/major overhaul planning, advantaged relationships with top contractors and manufacturers, low-cost country, scaled sourcing program and learning curve codification program. This integrated approach allows a customer to substantially improve customer service and reliability, enhance revenues, control costs and streamline operations by accessing a single, integrated power infrastructure with global scale. TXU provides the customer with the advanced reference plant and most importantly, the know-how and capabilities to improve business performance across all dimensions of operations."

Advocating for tougher environmental standard. TXU recognizes the need to improve air quality, as reflected by the commitment to reduce the company's total emissions in Texas by 20 percent - the largest voluntary emission reduction in U.S. history. While more than doubling its baseload power generation in Texas, total emissions across all plants (combining both old and new) will be reduced by 20 percent for SO2, NOx, and mercury. To ensure that builders like TXU maintain this commitment to improving air quality in the future, TXU has requested that the Texas Commission on Environmental Quality codify the concept of mandatory offsets, making it legally enforceable. The company is also advocating that new generators in Texas meet the same standard, reducing 1.2 pounds of these emissions for every pound of new emissions permitted. This stringent "offset ratio" is the same strict standard that would be applied if these facilities were being built within severe non-attainment areas. This will help ensure the Texas power generation fleet continues to remain one of the cleanest in the nation.

Fundamentally, TXU believes that new generation projects can and should offer twin benefits across the country: meeting the reliability challenge through new, low-cost supply, while at the same time improving air quality and environmental efficiency by displacing older, high-emissions units.

Reflecting increasing customer interest in greenhouse gas mitigation strategies, TXU also intends to go a step further with a new vision for CO2 reductions. The company believes that over the next 15 years the combination of technology improvements in fuel enhancements, equipment efficiency, flue gas capture, and low-cost offsets can reduce the rate at which CO2 is released when power is generated from coal to compare favorably with modern gas-fired units. In fact, TXU believes that all generators, including peaking gas capacity, should strive to reduce the rate of their CO2 emissions to the rate achieved by a combined cycle gas turbine (CCGT).

Investing in the next generation of technology. Ensuring that customers have access to the latest, most advanced technologies is a critical part of TXU's business plan. In June, TXU announced its intentions to invest up to $2 billion to commercialize the next generation of even cleaner generation technologies. Today,

TXU is announcing some of the technologies it is actively pursuing, including participation in collaborative studies by EPRI and the University of Texas and partnerships with research and development and manufacturing entities. While TXU is continuing to evaluate additional technologies, those for which it has signed letters of intent or has already started partnerships to pursue advancement of next generation technologies are described in Table 2 below.

Table 2: TXU environmental technology investments

Type	TXU Participation	Description
Fuel enhancement	100% TXU	*Coal cleaning initiatives* include the use of air jigs or other technology to further clean lignite, reducing ash, sulfur, and mercury removal by up to 30%, and improving the heat content by 12-15%.
Combustion/ Alternative fuels	Partnership with **Zest-Texas LLC**	*Waste-to-energy projects* include utilizing a propriety oxidation technology with the dual benefit of using solid waste (such as used tires, animal waste, or waste coal) for fuel, while producing virtually emission free power.
	Contract with **Jupiter Oxygen**	*Oxy-firing of coal* includes studying the use of technology to eliminate NOx and separate CO2.
Boiler efficiency	R&D partnership with **Babcock & Wilcox (B&W)**	*Ultra-supercritical coal:* TXU and B&W plan to continue research to drive more efficiency in ultra-supercritical plants, reducing the amount of CO2.
Emission reduction	TXU equity investment/field trial with **Skyonic**	*Field trial of proprietary technology* at an existing TXU power plant in 2007 to test new methods for CO2 capture and conversion; also captures SO2 and mercury.
	Co-funding **EPRI** project	*Chilled ammonia:* EPRI pilot project to evaluate the use of chilled ammonia for removal of CO2 from power plant flue gas.
	Co-funding **University of Texas** research	*MEA:* Research to improve the efficiency of the use of monoethanolamine (MEA) to remove CO2 from flue gas streams, with Dr. Gary Rochelle - University of Texas.
	R&D partnership with **Babcock & Wilcox**	*Oxy-firing of coal:* A project is in place with B&W for studying oxygen fired boilers in coal applications to advance technology being developed by B&W and Air Liquide to segregate plant CO2 emissions for capture.
Customer initiatives	100% TXU	*CO2 free product:* Planning to develop a feature that could be added to retail pricing plans in which TXU would purchase CO2 credits equal to customer usage.
	100% TXU	*Time-of-use retail products:* pricing plans that allow consumers to save on electricity bills by shifting usage to off peak hours.
	Pilot with device supplier	*Home energy monitors:* a small, in-home device which displays real time consumer information on whole-house electrical usage and costs, and estimates monthly bill amount. With the success of a summer pilot, this feature is being developed as an addition to selected pricing plans.

Solving a potential greenhouse gas issue for TXU's customers will require looking beyond the power value chain and finding other low-cost offsets throughout the world economy. TXU intends to pursue the origination and development of such offsets. These offsets could cover a wide range of opportunities, from methane and industrial gas capture to no-till farming. TXU believes it is possible to find CO2 offsets at less than $7 per ton, and intends to develop these offsets to help achieve its vision of reducing the carbon intensity of coal power generation.

Finally, to further promote new technologies, the company is in the process of forming a $200 million energy venture fund. TXU will contribute up to $50 million and solicit contributions from banks, equipment providers, and other investors. The fund will be focused on investing in the next generation of clean power generation technologies. TXU is creating an advisory board to direct the fund and has engaged Mark

Gabriel, an executive consultant with R.W. Beck and formerly a senior officer with EPRI, to assist in the development of the fund's business plan, including its charter, independent advisory process and structure.

TXU believes this focus on technology will further its goals to repower America with the most efficient, lowest cost and cleanest power available.

Financial Strategy and Outlook

The company's core business in Texas, the power generation program described above, and the company's risk management, hedging and capital allocation strategies addressed below are the key drivers of TXU's expectations for continued strong cash flows and operational earnings. Ongoing performance of the company's operations are measured and driven by the hallmarks of successful industrial companies: operational excellence, market leadership, a strict risk/return mindset for all key business decisions in the context of volatile commodity markets, and a rigorous performance management system. Upon completion of its annual planning cycle, TXU Corp. is updating its 2007 outlook for operational earnings[2].

Relative to expectations presented in November 2005 at the EEI Financial Conference, the forward financial plan continues to show a much stronger growth trajectory, with an estimated five year compound annual growth rate of eight to 10 percent. This growth rate is lower than that embedded in the business plan TXU presented in May 2006, reflecting three primary drivers, as shown in Table 3; these factors also impact the 2007 outlook. First, changes in commodity prices, particularly declines in wholesale and retail power prices and increases in expected fuel costs, have negatively impacted the company's EBITDA[3] by roughly $150 million and $200 million per year over the next five years relative to the May 2006 business plan. This decline represents less than four percent of the company's total EBITDA over that period. Capital allocation is the second driver, reflecting ongoing investment in opportunities that offer attractive, value-generating returns. The third factor is expected plant equity sell-downs, which have a slightly dampening effect on earnings while reducing risk, improving capital returns, improving near-term free cash flow, and enhancing the company's long-term growth potential. Table 3 highlights the changes in the company's forward financial plan over the past year:

Table 3: Indicative five year view of operational earnings growth drivers[4]
07E-011E; $ per share; percent

Category	Description	07E	11E
Nov 05 business plan[5]	EEI presentation; Nov 05	~5.75	6.10-6.40
May 06 business plan[5]	Announcement of new build strategy	~5.75	9.75-10.00
Commodity movements	Lower wholesale power prices, impacting wholesale prices and Energy's gross margin; PRB and nuclear fuel increases	(0.20)	(1.20)
Capital allocation	Lower share repurchases, due to increased growth investment, reduced cash from operating activities due to commodity prices, and higher prices for share repurchases	(0.15)	(0.50)

[2] Operational Earnings Per Share (a non-GAAP measure) is defined as per share (diluted) income from continuing operations, excluding special items. Beginning in the fourth quarter of 2006, TXU also plans to exclude all effects of unrealized cash flow hedging ineffectiveness and market-to-market gains and/or losses on positions in its long- term hedging program from operational earnings because management believes such presentation will more appropriately reflect the ongoing earnings of the business. TXU forecasts earnings on such operational earnings basis and is unable to reconcile forecasted operational earnings to a GAAP financial measure because forecasts of special items and material non-recurring items or ineffectiveness or market-to-market gains or losses on its long term hedging program are not practical. TXU relies on operational earnings for evaluation of performance and believes that analysis of the business by external users is enhanced by visibility to both reported GAAP earnings and operational earnings.

[3] Income from continuing operations before interest income, interest expense and related charges, and income tax plus depreciation and amortization and special items. EBITDA is a measure used by TXU to assess performance.

[4] Indicative pro forma for 2011 assumes announced 11 new units in Texas are in operation for the full year. The indicative pro forma will change as financing, hedging, project equity sales and other terms are completed and as the permitting and construction process unfolds, among other factors. Reflects forward natural gas and power curves as of 9/30/06.

[5] 2011 represents 2010 indicative earnings since 2011 view was not provided as part of Nov 05 or May 06 financial plan.

Category	Description	07E	11E
Sell-downs	Sell-down portion of equity in new plant developments; reduces risk and improves capital returns, but reduces EPS		(0.45)
Nov 06 business plan[6]	EEI presentation, Nov 06	~5.25-5.55	~7.55-7.85
07-11 CAGR		~5.75	8% to 10%

Table 4 highlights the changes in natural gas prices over the past 12 months:

Table 4: NYMEX forward natural gas prices
CAL 07-11; $/MMBtu, percent

Category	Date	07E	08E	09E	10E	11E
Nov 05 business plan	10/31/05	9.65	8.49	7.64	7.05	6.74
May 06 business plan	4/19/06	10.74	9.92	9.04	8.18	7.44
Nov 06 business plan	10/31/06	7.86	8.08	7.75	7.38	7.01
% Change since May 06	10/31/06	(27)	(19)	(14)	(10)	(6)

Lower Commodity Prices. Wholesale commodity prices steadily increased starting in January 2002, reaching a peak in the fourth quarter 2005. Since that time, the 12-month, around the clock (7x24) wholesale forward power prices, one of the major components of retail power prices, have declined approximately 25 percent. Since late last year, this decline in wholesale prices has impacted the forward earnings potential for TXU Power's generation business; however, the vast majority of the commodity drop has been offset through the company's hedging program. Since late April, natural gas prices have dropped by nearly $3/MMBTu, equivalent to a nearly $24 per MWh decline in wholesale prices for TXU Power - unhedged, this would have caused the equivalent of up to $1.4 billion drop in annual pre-tax earnings power. This drop in wholesale power prices is primarily a near-term phenomenon; long-term power prices have been far less volatile, as shown on Table 4. Over the long-term, outside the term of the company's hedging program, the profitability and returns of TXU's portfolio will be closely linked to commodity price trends; further declines would create downside, while a recovery of prices will create upside.

TXU Energy has responded to these lower wholesale prices and the actions of competing retailers by offering innovative pricing options across Texas in anticipation of the expiration of the price-to-beat on January 1, 2007. These actions are consistent with the company's long-standing planning assumption that retail margins will fall in a sustainable five to 10 percent net margin band, in line with what retailers are able to achieve in other competitive sectors. This is part of the TXU Energy strategy to provide superior long-term value to customers and build a strong franchise throughout Texas. In fact, TXU Energy offers 10 of the 11 lowest-priced plans among all incumbent providers in their traditional service territories. TXU Energy launched the "Pick Your Plan" campaign to promote offers that provide a range of benefits, including price protection, renewable energy, and plans that track natural gas prices. Savings can reach 10 to 15 percent, depending on the plan the customer chooses, in addition to a $25 incentive to choose a plan. TXU Energy also announced a special, one-time, customer appreciation bonus of $100 for every residential customer in the traditional service territory, to be paid out quarterly over the next four quarters, beginning in November 2006. Furthermore, TXU Energy made an unprecedented commitment to its customers that are on the price-to-beat rate, and certain other plans, by automatically providing three-full years of price protection through December 31, 2009, enabling customers to choose another TXU Energy plan, choose a plan from a competitor at anytime without incurring any cancellation fees, or remain on this very attractive program. TXU Energy also decided to fund the 10 percent low-income discount for its customers while working with lawmakers to restore funding for a similar state-wide program. These efforts position TXU Energy well for the onset of full competition in January, and provide an unprecedented level of peace-of-mind for its customers.

The Texas competitive market is designed to ensure that price signals eventually reach customers, and not to artificially shield customers from wholesale market increases or decreases through rigid regulatory formulas.

[6] Throughout this release, 2007E operational earnings estimate (and subsequent years) excludes fees, expenses, and interest associated with debt that is part of the expected TXU Power Development nonrecourse financing package.

This design provides real incentives for customers to evaluate opportunities to implement energy efficiency efforts, demand response programs, or simply perform basic energy audit steps to identify conservation opportunities. TXU Energy has been actively working with customers on energy efficiency information, energy audits, and pilot programs for both time-of-use pricing and easy-to-understand energy monitoring devices for real-time demand and cumulative energy bill information in the home. Customers are actively looking for ways to consume energy more efficiently and have shown strong interest in expanding these programs. TXU Energy estimates that residential customers have decreased their average overall consumption by roughly three to five percent in 2006. Consistent with its "Worry-Free" positioning, TXU Energy plans to expand its demand-side management programs in 2007. Through existing programs and continued innovation, TXU Energy expects to provide customers opportunities for saving through reduced usage with minimal sacrifice of comfort and reduced prices for customers as they choose from a variety of new lower-priced offers.

Investment in growth programs. As discussed above, the nation's electric power infrastructure is at a crossroads: there is a national need for new generation supplies to ensure reliability, while at the same time customers and other constituents are demanding competitive long-term prices and improved air quality. TXU believes that its capabilities in generation development, construction, and risk management will enable it to meet this market need through a distinctive solution that will provide customers with stable, low-cost, long-term supply while delivering attractive returns to TXU's shareholders and co-investors. Building out new generation will also enable significantly improved emissions profiles and environmental performance, given the vastly improved efficiency and controls for new units relative to decades-old infrastructure. Pursuing this path will require investment. Under it capital allocation philosophy, TXU will put high thresholds on that investment, with prospective projects needing to offer a present value to investment (PV/I) ratio of 1.3 to 1 and a financial profile that returns 25 to 35 percent of cash within five years.

In 2007, the impact of this ongoing capital allocation strategy and growth investments is expected to reduce the forward outlook by roughly $0.15 relative to the prior business plan. This impact is primarily the result of delaying the timing of share repurchases as the power generation program proceeds in Texas. It also reflects higher than expected prices for share repurchases (given the company's share price increases over the past six and 12 months) and lower cash flows due to commodity prices. Over the five year period, the business plan reflects investment of approximately $1.5 billion across multiple opportunities, the cumulative impact of which is to increase shares outstanding by roughly 20 million shares in 2011. This investment is geared to enable TXU to maintain its robust trajectory and build a sustainable, competitively advantaged business for the long-term.

Equity sell-downs. Equity sell-downs at the plant or development company level are part of TXU's power generation strategy. Sell-downs have multiple benefits, notwithstanding a reduction in the earnings stream from individual projects. By bringing in partners, TXU mitigates the risk associated with its investment in the project and improves the returns on the capital the company is employing. Co-investors will complement TXU in ensuring that project execution proceeds as planned. Sell-downs also help to ensure that there is market validation for the underlying business opportunity at the value levels that warrant TXU's investment. During the five-year forward plan, TXU's free cash flow after dividends averages just over $2 billion per year, more than $4.50 per share. In the year of the hypothetical 3 GW sell-down, free cash flow improves to more than $8 per share, a 75 percent improvement, creating significant incremental free cash flow for other high-return projects or for distribution. For development investments like those TXU is evaluating in other markets, selling down also significantly improves the PV/I and overall project returns. For these types of projects, assuming a hypothetical initial PV/I of 1.6, selling down 50 percent of the equity at values that match the expected future cash flows increases the overall PV/I of the project to 2.4/1, while bringing forward future cash flows and significantly reducing the long-term risk profile of the project returns, including risks of commodity price swings, regulatory changes, or other value drivers.

Consistent with this strategy, letters of intent have been signed, or are in the approval process, for the sale of 600 MW of equity ownership in the Oak Grove facilities and 50 percent of the equity of another facility in development in Texas. These agreements are expected to be finalized by the end of the first quarter of 2007. As the company pursues plant development opportunities in other markets, sell-downs are expected to be an ongoing feature of the business model.

Table 5 summarizes the key drivers between the previous and current 2007 operational earnings outlook. These drivers include the impact of changes in wholesale prices flowing through to retail pricing and marketing actions, the effect of generation growth investments on the timing and size of planned share repurchases, and increased investment in development and next generation technologies, partially offset by productivity improvements in the core business operations.

Table 5: Operational earnings growth drivers
Previous to Current 07E; $ per share

Performance Driver	Income Statement Category	07E
Previous 07E outlook		~5.75
Productivity gains	Operating revenues/O&M expenses[7]	0.10
Retail pricing and marketing actions; demand response	Operating revenues; SG&A expense	(0.25)
Technology and development investments	SG&A and interest expense	(0.05)
Generation growth investments – change in timing/size of share repurchases	Change in diluted shares outstanding	(0.15)
Current 07E outlook		5.25-5.55

From a five year growth rate perspective, TXU plans to use strong free cash flow, performance improvements, and organic growth to overcome the declining commodity price environment reflected in forward market prices and current hedge prices, and the effects of rising coal and nuclear fuel costs. For the base business, operational earnings in 2011 are expected to be two to three percent above 2007 levels. The current indicative pro forma for the 11 new baseload power generation facilities in Texas would raise the growth trajectory to an estimated compound annual growth rate of range of eight to 10 percent. This pro forma may change as engineering, procurement and construction contracting, financing, project equity sales and the permitting and construction process is advanced in 2007, among other factors. Table 6 summarizes the major drivers of earnings growth from 2007 to 2011.

Table 6: Indicative long-term operational earnings growth
07E-11E; $ per share, percent

Performance Driver	07E-11E
07E outlook range	5.25-5.55
Commodity price movements (roll-off of 07 hedges, open position)	(0.48)
Retail pricing and marketing actions	(0.32)
Coal and nuclear fuel prices	(0.33)
Performance improvements, retail and transmission and distribution growth	0.43
Share repurchases	0.85
11E indicative range – existing businesses	5.40-5.70
Indicative earnings from Texas power generation development program	2.60
Impact of sales of equity in Texas power generation development program[8]	(0.45)
11E indicative range with Texas power generation development program	7.55-7.85
07E-11E annual growth rate (percent CAGR)	~8 to 10%
Estimated sensitivity to +/- $1.00 commodity move[9]	+/-0.65

Risk Management and Hedging Strategy. Pursuant to its risk management and hedging strategy, particularly in relation to commodity price exposure in its TXU Energy Holdings segment, TXU focuses on maintaining strong credit metrics and its complementary generation and retail businesses to manage its commodity price exposure. This approach considers the residential and business load, at currently

[7] O&M expenses refer to operating costs and selling, general and administrative expenses.

[8] Assumes equivalent of 3 GW of equity is sold and proceeds are deployed using TXU's capital allocation philosophy.

[9] Estimated sensitivity including base business portfolio and Texas power generation development program, net of natural gas hedges and planned forward power sales; assumes retail load acts as a partial short position while net margin remains within a sustainable range of five to 10 percent.

forecasted customer attrition and within a sustainable long-term net margin range of five to 10 percent, to represent a partial hedge to baseload generation that will be supplemented by market transactions to manage the company's exposure to changes in natural gas prices. As shown in Table 7 below, with the implementation of this approach, TXU has mitigated over 95 percent of its estimated natural gas exposure through 2008 on a total portfolio basis; the ranges in the table reflect the estimated potential impact of the sustainable net margin range. In addition, TXU has sold over 1.2 billion MMBtu of natural gas for 2009 through 2012. This long-term hedging program enables TXU to increase the certainty of its cash flows at a time when it is undertaking a significant investment program in the new power generation units and electric delivery network.

The company actively manages its natural gas and heat rate exposure and may adjust both natural gas and heat rate positions in response to estimated generation production, customer attrition and usage, wholesale market transactions, market commodity changes, risk management strategy and policy revisions, and other factors.

Tables 7 and 8 provide TXU's current estimated natural gas and heat rate exposure, respectively, including the 11 new advanced power generation facilities being developed in Texas.

Table 7: Pro forma natural gas equivalent economic exposure[10]
Balance of 07E-10E; Million MMBtu

Position	07E	08E	09E	10E
Current baseload generation	475	485	485	470
9 GW new generation in Texas	-	-	195	495
Retail/forward power sales[11]	(300)-(370)	(230)-(330)	(160)-(320)	(165)-(330)
Natural gas hedges	(110)	(150)	(260)	(405)
Planned forward power sales[12]	-	-	(30) to (60)	(80) to (120)
Net exposure	**~(5) to 65**	**~5 to 105**	**~40 to 230**	**~110 to 315**

Table 8: Heat rate economic exposure
Balance of 06E-10E; Million MWh

Position	07E	08E	09E	10E
Current baseload generation	62	62	63	63
9 GW new generation in Texas	-	-	26	73
Retail/forward power sales[11]	(34)-(42)	(19)-(27)	(16)-(31)	(17)-(34)
Planned forward power sales[12]	-	-	~(7)	~(13)
Net exposure	**~20 to 28**	**~35 to 43**	**~51 to 66**	**~89 to 106**

Table 9: Average sales price of natural gas hedges
07-10; $/MMBtu

Component	07	08	09	10
Average price of natural gas hedges (NYMEX equivalent price)	~9.58	~8.42	~8.35	~7.97
NYMEX close price as of 10/31/06	7.86	8.08	7.75	7.38

Capital Allocation and Financial Flexibility. As previously disclosed, TXU Corp.'s capital allocation strategy places first priority on use of available cash for investments to preserve and enhance the quality of customer service and production and delivery reliability. Sustaining and regulated growth capital

[10] As of 10/13/06 based on anticipated generation from TXU Power's existing power generation facilities and the 9.1 GW of planned facilities assuming currently anticipated on-line dates and production levels.

[11] Assumes native market retail position acts as a short position while net retail margin remains at or below a sustainable range and planned churn rates are achieved; estimates are subject to change if retail price levels or realized churn rates deviate from planned levels. Ranges reflect estimated potential impact of net margins outside of sustainable range. Includes wholesale power positions and fixed large business contracts.

[12] Assumes 1.5 GW of forward power sales are converted at an 8 MMBtu/MWh heat rate.

expenditures for 2007 are expected to be approximately $2.0 billion, primarily for investment in TXU Electric Delivery's transmission and distribution infrastructure and ongoing upgrades to the generation fleet. This estimate excludes expenditures for the 11 new plants in the ERCOT market that are expected to be funded through nonrecourse debt upon the closing of financing and receipt of permits for the facilities in 2007. The company will then consider growth capital, or reinvestments, subject to a present value to investment ratio threshold of at least 1.3 times and the return of 25 to 35 percent of cash in five years. The next priority for free cash flow will be to maintain balance sheet strength and financial flexibility. TXU's primary objectives in this regard are to maintain strong credit metrics to withstand a down commodity cycle. For 2007 and beyond, TXU targets a 2.5 times or lower debt to EBITDA ratio, a 5.0 times or higher EBITDA to interest coverage and 30 to 50 percent total debt to market capitalization ratio. Remaining free cash flow is available for dividends and other distributions to shareholders.

Dividend Increase and Share Repurchase Authorization. As a result of the ongoing significant improvement in TXU Corp.'s financial performance, balance sheet and credit metrics and confidence in the continued strong operational earnings and cash flows of the company, the board of directors increased the regular quarterly dividend of the company to $0.4325 per share of common stock (an annual rate of $1.73 per share), a five percent increase over the previous quarter, and a 54 percent increase over the 2005 rate. With the execution of the forward financial plan, the company expects that the board will continue to approve a high performance annual dividend growth rate.[13] The regular quarterly cash dividend will be paid on January 2, 2007 to shareholders of record as of December 1, 2006. The new dividend rate represents a payout ratio of approximately 32 percent relative to the revised operational earnings per share outlook for 2007.

The board of directors also authorized the repurchase of up to 20 million additional shares of common stock through the end of 2007 and extended, to the end of 2007, the authorization for the remaining 3.4 million shares in the 2006 program. The company will apply its capital allocation philosophy in determining the timing and amount of these repurchases. As previously disclosed, the intent of the policy is to provide capital distribution to the shareholders at a top quartile performance level, subject to maintaining financial flexibility and strength for an uncertain industry environment.

TXU Corp. believes this dividend and cash distribution policy remains appropriate for its business model and provides flexibility to manage through the volatility inherent in commodity markets. The policy positions the company well in terms of dividend payout and dividend yield relative to other companies in the S&P 500 index and with comparable power companies that have a mix of regulated and primarily competitive operations. The dividend rate and annual dividend growth rate will be subject to regular review by the board and may be changed based upon a number of factors. TXU Corp. believes the dividend policy is sustainable, maintains financial flexibility, and preserves credit quality.

As part of its financial strategy, TXU expects to maintain its available cash and bank capacity at levels in excess of its stated minimum requirement of $1.5 billion. As of October 31, 2006 available liquidity (cash and available credit facility capacity) was $4.1 billion.

* * *

TXU Corp., a Dallas-based energy company, manages a portfolio of competitive and regulated energy businesses primarily in Texas. In the competitive TXU Energy Holdings segment (electricity generation, wholesale marketing and retailing), TXU Energy provides electricity and related services to more than 2.2 million competitive electricity customers in Texas, more customers than any other retail electric provider in the state. TXU Power has over 18,300 megawatts of generation in Texas, including 2,300 MW of nuclear and 5,800 MW of coal-fired generation capacity. TXU Wholesale optimizes the purchases and sales of energy for TXU Energy and TXU Power and provides related services to other market participants. TXU Wholesale and its affiliate, TXU Renew, are the largest purchasers of wind-generated electricity in Texas and fifth largest in the United States. TXU Corp.'s regulated segment, TXU Electric Delivery, is an electric distribution and transmission business that complements the competitive operations, using superior asset management skills to provide reliable electricity delivery to consumers. TXU Electric Delivery operates the largest distribution and transmission system in Texas, providing power to three million electric delivery points over more than 100,000 miles of distribution and 14,000 miles of transmission lines. Visit www.txucorp.com for more information about TXU Corp.

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[13] Based on historical analysis, a high performance growth rate is in the five percent annual growth rate range.

This release contains forward-looking statements, which are subject to various risks and uncertainties. Discussion of risks and uncertainties that could cause actual results to differ materially from management's current projections, forecasts, estimates and expectations is contained in the company's SEC filings. Specifically, the company makes reference to the section entitled "Risk Factors" in its annual and quarterly reports, particularly the risk factor relating to its power generation development program in Texas. In addition to the risks and uncertainties set forth in the company's SEC filings, the forward-looking statements in this release could be affected by actions of rating agencies, the ability of the company to attract and retain profitable customers, changes in demand for electricity, the impact of weather, changes in wholesale electricity prices or energy commodity prices, the company's ability to hedge against changes in commodity prices and market heat rates, the company's ability to fund certain investments described herein, delays in approval of, or failure to obtain, air and other environmental permits and the ability of the company to resolve the consent decree issue regarding the new Sandow 5 unit, changes in competitive market rules, changes in environmental laws or regulations, changes in electric generation and emissions control technologies, changes in projected demand for electricity, the ability of the company and its contractors to attract and retain skilled labor, at projected rates, for planning and building new generating units, changes in the cost and availability of materials necessary for the planned new generation units, the ability of the company to negotiate and finalize engineering, procurement and construction contracts for its reference plants in a timely manner and at projected costs, the ability of the company to manage the significant construction program to a timely conclusion with limited cost overruns, the ability of the company to implement the initiatives that are part of its performance improvement program and growth strategy and the terms under which the company executes those initiatives, and the decisions made and actions taken as a result of the company's financial and growth strategies, and with respect to the InfrastruX Energy joint venture, the amount of time the PUC takes to review the transaction and the results of the review.

-END-

Corporate Communications:	**Investor Relations:**		
Lisa Singleton	Tim Hogan	Bill Huber	Steve Oakley
214.812.5049	214.812.4641	214.812.2480	214.812.2220

Appendix Table 1: Phase I - Set the Strategic Direction Key Milestones

Evaluate several strategic and current and future technology alternatives for generation investment programs in ERCOT and other markets where market fundamentals require additional baseload power to deliver consumers less expensive, more reliable and cleaner power. Design and launch a sustainable business model in ERCOT and explore the potential to deploy this business model to multiple markets.

#	Milestone	Date[14]	Status[15]
1	Hire CEO of TXU Generation Development (Mike Childers)	05/05	Completed
2	Complete Oak Grove air permit application filing	07/05	Completed
3	Build inventory of generation sites in ERCOT	07/05	Completed
4	Assess water rights & other infrastructure assets and rail connectivity at Texas sites	07/05	Completed
5	Complete detailed assessment of major power markets (ERCOT plus others)	09/05	Completed
6	Evaluate customer demand growth and forecasted ERCOT reserve margins	09/05	Completed
7	Evaluate transmission connectivity and impact in ERCOT	09/05	Completed
8	Evaluate alternative innovative retail products	10/05	Completed
9	Develop comprehensive growth strategy and strategic options	10/05	Completed
10	Start development plans for Oak Grove and Sandow Unit 5	12/05	Completed
11	Complete detailed assessment of generation technology alternatives	02/06	Completed
12	Complete TXU site assessment and selection	02/06	Completed
13	Develop high performance construction model using the TXU Operating System	02/06	Completed
14	Evaluate potential EPC contractors to assess capability for building a reference plant	03/06	Completed
15	Develop target for 20% reduction in total emissions, while doubling solid-fuel capacity	04/06	Completed
16	Assess economic impact of TXU's power generation facilities on Texas	04/06	Completed
17	Evaluate workforce requirements and internal skills relative to requirements	04/06	Completed
18	Meet with key local and state officials to describe program and impact	04/06	Completed
19	Complete reference plant air permit application filings with TCEQ	04/06	Completed
20	Prioritize next generation technologies for retrofit and new capacity	Ongoing	In progress

[14] Dates are projected or target dates, except where status is "Completed". This is especially important as it relates to projected dates for obtaining environmental permits, for which there is a defined process but it is not controlled by TXU.

[15] Bold text indicates a change in status since previous disclosure on August 1, 2006.

Appendix Table 2: Phase II - Ensure Operational Execution Key Milestones

Partner exclusively with the best EPC firms. Build an industry-leading construction and operations management team to execute the program on time and on target and operate the facilities at world-class reliability and cost levels. Work with partners to remove waste and apply the TXU Operating System to drive the lowest-cost and highest-value design, construction, and operations plans for the reference plants.

#	Milestone	Date[1]	Status[2]
1	Name SVP for operational readiness and planning (Steve Kopenitz)	05/06	Completed
2	Have TCEQ deem reference plant permit applications administratively complete	05/06	Completed
3	Hire CEO of TXU Generation Construction (Chuck Enze)	06/06	Completed
4	Begin Sandow Unit 5 construction	06/06	Completed
5	Complete comprehensive workforce assessment to meet operating requirements	08/06	Completed
6	Build construction organization and key management processes	09/06	Completed
7	Analyze future state staffing needs by skill, quantity, and facility	09/06	Completed
8	Obtain draft reference plant air permits from TCEQ	Q4-06	Completed
9	Finalize and launch comprehensive talent sourcing plan	Q4-06	In progress
10	Obtain Oak Grove air permit and start construction	Q1-07	In progress
11	Develop and initiate the "TXU Academy" for training and developing employees	Q1-07	In progress
12	Obtain first reference plant air permit(s) and start construction	Q2-07	In progress
13	Begin integration of employees into operations and commissioning of new facilities	Fall 08	
14	Complete construction on dual rail connectivity for initial sites	Q4-08	
15	Achieve online status of Sandow Unit 5	Q1-09	
16	Achieve online status of Oak Grove Unit 1	Q2-09	
17	Achieve online status of Oak Grove Unit 2	Q4-09	
18	Achieve online status of first reference plant	Fall 09	

Appendix Table 3: Phase III – Optimize the Risk/Return Profile Key Milestones

Develop an investment profile that is economically sound in a variety of industry conditions, effectively manage commodity risk, secure 100 percent non-recourse capital, and identify and secure investment partners that would benefit the solid-fuel power generation program.

#	Milestone	Date[1]	Status[2]
1	Complete Sandow Unit 5 firm-price EPC contract	05/06	Completed
2	Obtain financing commitment for TXU Power Development Company (TXU DevCo)	06/06	Completed
3	Complete definitive design, engineering and procurement agreement with Bechtel for reference facilities	06/06	Completed
4	Complete EPC definitive agreement with Fluor for Oak Grove	06/06	Completed
5	Select suppliers and enter agreement for power blocks (boilers and turbines)	06/06	Completed
6	Define rail and train set acquisition strategy	07/06	Completed
7	Complete initial natural gas hedging program	09/06	Completed
8	Complete collaborative process phase of reference plant design with Bechtel	9/06	Completed
9	Design operating model for high-performance O&M & capacity factors at new facilities	10/06	Completed
10	Complete collaborative process phase for Oak Grove facilities with Fluor; complete contract	Q4-06	In progress
11	Evaluate strategic alternatives for sourcing fuel	Q4-06	In progress
12	Complete first reference plant EPC contract	Q1-07	In progress
13	Complete forward sales of physical power	Q1-07	In progress
14	Complete initial rail transportation provider agreement	Q1-07	In progress
15	Syndicate TXU DevCo financing	1H-07	In progress
16	Complete sales of equity interests in TXU DevCo	1H-07	In progress

Appendix Table 4: Phase IV - Expand to New Markets Key Milestones

Identify and acquire key sites in new markets where TXU can expand its solid-fuel power generation program; develop the options for multiple technologies by applying the solid-fuel power generation program model to other technologies and the same quality management and operational expertise in other markets.

#	Milestone	Date[1]	Status[2]
1	Develop detailed power market analysis of PJM and Northeast markets	05/06	Completed
2	Establish Northeast office	06/06	Completed
3	Engage key advisors for technical diligence (transmission, siting, air modeling)	07/06	Completed
4	Analyze impact of new generation on supply, transmission, and demand	07/06	Completed
5	Complete generation technology review based on sites, markets, fuels and regulation	08/06	Completed
6	Complete economic evaluation of investment opportunity and investment prioritization	08/06	Completed
7	Identify target sites with highest return potential	09/06	Completed
8	Conduct detailed diligence on each site (transmission, visibility, emissions, water)	10/06	Completed
9	Prioritize and identify target sites	10/06	Completed
10	Complete fuel supply and rail/transportation analysis	Q1 07	Ongoing
11	Meetings with key stakeholders (regulators, governors, agencies)	–	Ongoing
12	File applications for air/site permits	Q4-06	In progress
13	Define reference plant for new market expansion (modify existing design)	Q1-07	In progress

News Release



1601 Bryan Street
Dallas, Texas 75201-3411

FOR IMMEDIATE RELEASE

TXU Reports Improved Second Quarter Results and Affirms Outlook

DALLAS – August 1, 2006 – TXU Corp. (NYSE: TXU) today reported consolidated results for the second quarter ended June 30, 2006.

- TXU reported net income available to common shareholders of $497 million, $1.07 per share, in the second quarter 2006 compared to second quarter 2005 net income available to common shareholders of $375 million, $0.70 per share.[1]
- Operational earnings,[2] which exclude special items and discontinued operations,[3] were $739 million, $1.59 per share, in the second quarter 2006 compared to $381 million, $0.78 per share, in the second quarter 2005. The second quarter 2006 results include $93 million (after tax), $0.20 per share, of net hedge ineffectiveness gains associated with the company's long-term hedging program.
- For the six months ended (year-to-date) June 30, 2006, TXU reported net income available to common shareholders of $1,073 million, $2.29 per share, compared to year-to-date 2005 reported net income available to common shareholders of $791 million, $0.60 per share.
- Year-to-date 2006 operational earnings were $1,255 million, $2.67 per share, compared to $628 million, $1.29 per share, for year-to-date 2005. Year-to-date 2006 results include $79 million (after tax), $0.17 per share, of net hedge ineffectiveness gains associated with the company's long-term hedging program.
- TXU's outlook for operational earnings for 2006 remains at a range of $5.50 to $5.75 per share of common stock (excluding the impact of net hedge ineffectiveness associated with the company's long-term hedging program), with the midpoint representing a 69 percent increase over 2005, and the outlook for 2007 operational earnings remains at an estimated two percent increase relative to the midpoint of the 2006 outlook.
- Updates on the progress of TXU's solid-fuel generation development program to Power the Future of Texas are provided on page 13. Operational highlights during the quarter are provided on page 3.

Reported Earnings
For second quarter 2006, TXU's reported earnings were $497 million, $1.07 per share, as compared to net income available to common shareholders of $375 million, $0.70 per share, in the second quarter 2005. Second quarter 2005 reported earnings included a loss from discontinued operations of $4 million, $0.01 per share. For purposes of calculating second quarter 2005 reported earnings per share (see Table 2a), net income available to common shareholders was reduced by $36 million, $0.07 per share, due to the true-up in 2005 on the company's November 2004 accelerated share repurchase program.

Income from continuing operations was $497 million, $1.07 per share, for second quarter 2006 compared to income from continuing operations of $383 million, $0.72 per share ($379 million, $0.71 per share, net of preference stock dividends), for the comparable prior-year period. Second quarter 2006 income from continuing operations included net charges of $242 million, $0.52 per share, that are treated as special items and 2005 income from continuing operations included net charges of $2 million that are treated as special items. See page 6 and Appendix Table A1 on page 15 for details of special items.

For year-to-date 2006, TXU's reported earnings were $1,073 million, $2.29 per share, as compared to net income available to common shareholders of $791 million, $0.60 per share, for year-to-date 2005. Reported earnings included income from discontinued operations of $60 million, $0.13 per share, for year-to-date 2006, related primarily to a reversal of a TXU Gas income tax reserve due to favorable resolution of an IRS audit matter, and $11 million, $0.02 per share, for year-to-date

---

[1] Per share earnings amounts reflect diluted earnings per share. A summary of the calculations of diluted earnings per share for the quarter and year-to-date periods ended June 30, 2006 and 2005 is provided in Tables 2a and 2b on page 5. Share counts and per share amounts for the reported periods reflect the 2-for-1 stock split, effected in the form of a 100 percent stock dividend, which occurred on December 8, 2005.

[2] Operational earnings is a non-GAAP measure that adjusts net income for special items and income or losses that are not related to continuing operations. See Attachment 1: Financial Definitions for a detailed definition of operational earnings and other GAAP and non-GAAP financial measures used in this release.

[3] See Appendix Table L for details of discontinued operations.

2005. For purposes of calculating year-to-date 2005 reported earnings per share (see Table 2b), net income available to common shareholders was reduced by $498 million, $1.02 per share, due to the true-up in 2005 on the company's November 2004 accelerated share repurchase program.

Income from continuing operations was $1,013 million, $2.16 per share, for year-to-date 2006 compared to $790 million, $0.60 per share ($780 million, $0.58 per share, net of preference stock dividends), for the comparable prior-year period. Year-to-date 2006 income from continuing operations included net charges of $242 million, $0.51 per share that are treated as special items. Year-to-date 2005 income from continuing operations included net credits totaling $152 million, $0.31 per share that are treated as special items. See page 6 and Appendix Table A2 on page 15 for details of special items.

Operational Earnings

Second quarter operational earnings increased 104 percent to $1.59 per share in 2006 from $0.78 per share in 2005. The strong results were primarily due to improvements in contribution margin, fewer average common shares outstanding ($0.07 per share), decreased operating costs, and increases in other income, somewhat offset by increases in depreciation and amortization, net interest, and income tax expenses. The improvement in contribution margin included $93 million, $0.20 per share, of net hedge ineffectiveness gains associated with the company's long-term hedging program and the impact of warmer-than-normal weather (approximately $0.09 per share), partially offset by lower average customer usage. Average common shares declined primarily due to the repurchase of approximately 28.3 million shares of common stock between November 2005 and June 2006 pursuant to the November 2005 TXU board of directors' authorization to repurchase 34 million shares, somewhat offset by approximately 1.4 million and 5.7 million shares issued in November 2005 and May 2006 related to the settlement of equity-linked securities and 1.4 million shares issued in May 2006 for the long-term incentive compensation plan. In addition, approximately 0.2 million shares were repurchased in July 2006, leaving approximately 5.5 million shares authorized for repurchase during the remainder of 2006. TXU Corp. will apply its capital allocation philosophy in determining the timing and amount of remaining repurchases in 2006.

Year-to-date operational earnings increased 107 percent to $2.67 per share in 2006 from $1.29 per share in 2005. The drivers of the strong earnings per share improvement were improvements in contribution margins, fewer average common shares outstanding ($0.09 per share), decreased operating costs, and increases in other income, partially offset by increases in depreciation and amortization expense, selling, general and administrative (SG&A) expenses, net interest expense, and income taxes. The contribution margin improvement includes the effects of warmer-than-normal weather (approximately $0.03 per share, after tax), partially offset by lower average customer usage and $79 million (after tax), $0.17 per share, of net hedge ineffectiveness gains associated with the company's long-term hedging program.

Operational earnings, including significant drivers by segment, are discussed in more detail beginning on page 6 under Consolidated Operational Earnings Summary.

"We had another solid quarter, with underlying results in line with expectations, reflecting ongoing progress in the execution of the company's three-year restructuring program," said C. John Wilder, TXU chairman and CEO. "I'm particularly proud of our record nuclear plant production. We're also progressing well with the Power the Future of Texas program, investing in new power generation that uses the best available control technology to meet the state's pressing need for a new large supply of low-cost power. On average, electricity demand is growing in Texas at a rate equal to adding two large new power generation units each year, and in 2006 we have already set a record peak that is equal to four new units of capacity relative to 2005. The system operator, the Electric Reliability Council of Texas, has predicted that without new generation, state reserve margins will be below safe levels as early as 2008. Our plan will double TXU's baseload generation supply, while at the same time cutting our overall key emissions by 20 percent and provide customers with reliable, cheaper electricity and cleaner air."

Earnings Teleconference Today

TXU will host a teleconference with financial analysts to discuss its second quarter 2006 results and its solid-fuel power generation development program at 10:00 a.m. Central (11:00 a.m. Eastern) today. The telephone number is 800-309-0343 in the United States and Canada and 706-634-7057 internationally, with confirmation code 2152137. **The teleconference will be web cast live on TXU Corp.'s web site at www.txucorp.com.**

Table 1 below provides a recap of operational highlights and significant transactions completed since the beginning of the second quarter of 2006.

Table 1: Operational Highlights

Highlight
Operational Excellence:
• Announced a plan to invest more than $10 billion in a solid-fuel power generation development program. The Power the Future of Texas plan will provide approximately 9,079 megawatts of lower-cost, secure, and stable power, adding an estimated 10 percent to the Electric Reliability Council of Texas (ERCOT) supply by 2010, enough to meet Texas' growing demand through 2015 and decrease long-term power costs for customers by an estimated $1.7 billion annually. TXU proposes to build 11 new clean-coal generating units at nine existing TXU Power sites. The plan includes the most significant voluntary emissions reduction program in the U.S. and should set a new environmental standard for power development in Texas.
• Increasing the company's participation in the growing renewable energy market, TXU also launched TXU Renew, with the mission of doubling TXU's renewable energy portfolio by 2011. TXU is already the largest purchaser of renewable power in Texas, which recently passed California as the country's largest wind generator.
• Introduced a portfolio of industry-leading consumer and business service offerings that bring real choice to customers and the potential for immediate price relief and customer control over energy costs.
• Began testing the first hybrid bucket truck in North Texas as part of a national two-year pilot project to develop commercial technology that reduces fuel consumption, emissions, maintenance, and noise. One of only 24 operating in North America, TXU Electric Delivery's truck is powered by bio-diesel and an electric battery.
• Achieved key milestones in the execution of the solid-fuel power generation program: – Developed an exclusive construction and design partnership in Texas with Bechtel Power and Fluor Corp., ensuring that the world's top resources are dedicated to the program's success, – Applied an intensive supplier process that significantly improved the operational characteristics of the boiler selection, allowing delivery of seven percent more power output than originally announced without additional emissions, – Created an operational readiness and planning organization to lead preparation for and start-up of operations of the new generation plants, – Finalized an agreement with General Electric to purchase eight steam turbine generators for the eight 858 MW Texas "reference plants," which will be built using TXU's proprietary standardized design and construction process, at terms that meet the cost and schedule targets of the program, and – Established office facilities in Philadelphia to support the expansion of the program in PJM and other markets.
• Announced a 10-year, $8.7 billion agreement with InfrastruX Energy Services, which is the first of its kind in the utility industry. TXU Electric Delivery will continue to own its distribution and transmission system and associated assets while InfrastruX Energy Services will provide maintenance, construction, power restoration, and other services. InfrastruX Energy Services is a joint venture created by TXU Corp. and InfrastruX Group, a national provider of utility-related construction and maintenance services. The joint venture is expected to create a business with the scale to provide distinctive utility infrastructure services to TXU Electric Delivery and other utilities across North America, helping them serve customers more reliably and efficiently.
• Set record production levels for the second consecutive quarter for the nuclear generation plant, successfully optimizing output through application of the TXU Operating System. The strong nuclear plant and solid lignite/coal-fired power production performance resulted in record total baseload production for a six-month period ended June 30, 2006.
• Continued work toward achieving top-decile delivery reliability and higher customer satisfaction: – Cleared vegetation from 2,400 miles of distribution lines in the second quarter against a plan of 2,300 miles. In the first six months of 2006, TXU Electric Delivery cleared 3,765 miles of distribution lines, more than any other six-month period in the company's history. The company plans to clear a total of 5,500 distribution line miles during 2006, a 40 percent increase over 2005. The vegetation management program is key to improving system reliability and reducing outage time, especially during severe weather. – Inspected, treated or replaced over 80,000 distribution poles through the second quarter. A total of 120,000 poles is targeted for 2006, an 84 percent increase over 2004. – Installed 40,000 automated meters in the second quarter, on track to have 370,000 total automated meter installations by year-end. Benefits include improved safety, on-demand meter reading, enhanced outage identification and restoration and system monitoring of voltages. – Installed 500 automated capacitors in the second quarter for a total of 1,400 installed units during the first half of 2006, on track to complete a planned 2,000 installations by year end. Automated capacitor controls allow for remote monitoring and control of system capacitor banks.

Market Leadership:

- Announced a program that rewards customers for committing to conserve resources and improve environmental quality. During TXU Energy's Power to Make a Difference month-long program, more than 5,000 customers took the pledge to change their environmental habits. In exchange, customers received a bonus credited to their TXU Energy *Rewards+*™ account, which can be applied toward savings on many products and services.
- Increased TXU Wholesale's portfolio of wind power contracts with a new 125-megawatt agreement and issued a request for proposal to purchase up to 200 megawatts of additional renewable energy capacity in the ERCOT region. TXU Renew's mission is to add 700 megawatts of renewable energy over the next five years.
- Launched a suite of new service options with a variety of pricing plans, generating a very positive response from customers. TXU Energy now offers more pricing alternatives than any other competitor in Texas and nine of the 10 lowest single-family prices among incumbents in their historical areas.
- Continued to be the only retailer in the Texas electricity market offering a full 10 percent discount to low-income customers for all of 2006, to replace the LITE-UP Texas program for which state funding was redirected by the Legislature.
- Continued funding a $15 million commitment over three years to ensure that TXU Energy Aid can provide assistance to customers who need help paying their electricity bills.
- Committed $300,000 to Dallas and Tarrant County agencies to ensure funding during a heat emergency to support heat relief centers, provide transportation to those centers for those who need it, and support delivery of fresh water and ice as needed.
- Recommitted to the substantial environmental benefits of the solid-fuel power generation program in Texas, which include:
  - Investing in an unprecedented voluntary emissions reduction that will decrease the company's total key emissions 20 percent below today's levels even while doubling its solid-fuel generation capacity.
  - Reducing the emissions intensity of its coal generation by almost 70 percent, creating the cleanest large-scale coal generation fleet in the nation.
  - Committing to spend up to $2.5 billion of its $10 billion-plus program on environmental controls and asking the Texas Commission on Environmental Quality (TCEQ) to make this commitment legally enforceable. To ensure ongoing air quality improvement, TXU believes this model should become a standard for all new power generation investments in Texas.
  - Continuing its environmental leadership with plans to invest up to $2 billion in the development and commercialization of the next generation of even cleaner technology to support future power needs.
- Received the National Arbor Day Foundation 2006 Tree Line USA Utility Award for the sixth straight year for TXU Electric Delivery's leadership in quality tree-care practices.
- Named as one of the Top 10 Companies for Supplier Diversity by DiversityInc based on the 250 participating U.S. companies.

Risk/Return Mindset:

- Improved the risk/return profile of the solid-fuel power generation program by:
  - Entering into 600 million MMBtu of new natural gas hedging transactions, significantly reducing TXU's overall sensitivity to five-year commodity price movements,
  - Securing a commitment for $11 billion of non-recourse financing to fund construction of the facilities through a new subsidiary development company, TXU Generation Development Company LLC (TXU DevCo),
  - Launching a process to sell forward power, and
  - Working with financial advisors to lead a process for the potential sale or swap of equity interests in TXU DevCo.
- Repurchased approximately 28.5 million shares of common stock from November 2005 through July 2006. TXU has approximately 5.5 million shares remaining under the current 34 million share repurchase program authorized by the board of directors in November 2005.

Performance Management:

- Hired Charles R. Enze, formerly vice president, engineering and projects at Shell International Exploration & Production, Inc., as CEO of TXU Generation Construction to lead TXU's high-performance solid-fuel power generation development program.
- Named Stephen J. Kopenitz, senior vice president, to lead the preparation for and start-up of operations of the new generation plants.

Consolidated Results

Tables 2a and 2b below provide the shares and adjustments included in the calculation of diluted earnings per share for reported and operational earnings for second quarter and year-to-date 2006 and the comparable 2005 periods.

Table 2a: Summary Calculation of Earnings Per Share[4]
Q2 06 and Q2 05; $ millions, million shares, $ per share

Factor	Q2 06 Reported	Q2 06 Operational	Q2 05 Reported	Q2 05 Operational
Net income available to common shareholders	497	-	375	-
Operational earnings	-	739	-	381
Accelerated share repurchase true-up	-	-	(36)	-
Diluted earnings used in per share calculation	497	739	339	381
Average diluted shares outstanding	465	465	486	486
Diluted earnings per share	1.07	1.59	0.70	0.78

Table 2b: Summary Calculation of Earnings Per Share[5]
YTD 06 and YTD 05; $ millions, million shares, $ per share

Factor	YTD 06 Reported	YTD 06 Operational	YTD 05 Reported	YTD 05 Operational
Net income available to common shareholders	1,073	-	791	-
Operational earnings	-	1,255	-	628
Accelerated share repurchase true-up	-	-	(498)	-
Diluted earnings used in per share calculation	1,073	1,255	293	628
Average diluted shares outstanding	470	470	486	486
Diluted earnings per share	2.29	2.67	0.60	1.29

Tables 3a and 3b below reconcile operational earnings to reported net income available for common stock for the second and year-to-date periods ended June 30, 2006 and 2005.

Table 3a: Reconciliation of Operational Earnings to Reported Net Income Available to Common Shareholders
Q2 06 vs. Q2 05; $ millions and $ per share after tax

Factor	Q2 06 $ Millions	Q2 06 $ Per Share	Q2 05 $ Millions	Q2 05 $ Per Share
Net income available to common shareholders	497	1.07	375	0.70
Loss from discontinued operations	-	-	4	0.01
Preference stock dividends	-	-	4	0.01
Income from continuing operations	497	1.07	383	0.72
Effect of accelerated share repurchase true-up	-	-	-	0.07
Preference stock dividends	-	-	(4)	(0.01)
Special items	242	0.52	2	-
Operational earnings	739	1.59	381	0.78

[4] For second quarter 2006, the dilution calculation for reported and operational earnings reflects the addition to net income available to common shareholders of interest on convertible senior notes of $0.3 million (after tax), and the addition to shares outstanding of 7.6 million shares related to the effect of: 1) convertible senior notes (1.5 million), 2) share-based compensation (5.0 million) and 3) equity-linked securities (1.1 million). For second quarter 2005, the dilution calculation for reported and operational earnings per share reflects the addition to net income available to common shareholders of interest on convertible senior notes of $0.2 million (after tax), and the addition to shares outstanding of 9.4 million shares related to the effect of: 1) convertible senior notes (1.5 million), 2) share-based compensation (5.7 million) and 3) equity-linked securities (2.2 million). The second quarter 2005 diluted earnings per share calculation for reported earnings also reflects a reduction of net income by a $36 million increase in the actual cash true-up of the company's share repurchase program from the value estimated at March 31, 2005.

[5] For year-to-date 2006, the dilution calculation for reported and operational earnings reflects the addition to net income available to common shareholders of interest on convertible senior notes of $0.6 million (after tax), and the addition to shares outstanding of 8.7 million shares related to the effect of: 1) convertible senior notes (1.5 million), 2) share-based compensation (5.6 million) and 3) equity-linked securities (1.6 million). For year-to-date 2005, the dilution calculation for operational earnings per share reflects the addition to net income available to common shareholders of interest on convertible senior notes of $0.4 million (after tax), and the addition to shares outstanding of 10.1 million shares related to the effect of: 1) convertible senior notes (1.5 million), 2) share-based compensation (6.7 million) and 3) equity-linked securities (1.9 million).

Table 3b: Reconciliation of Operational Earnings to Reported Net Income Available to Common Shareholders YTD 06 vs. YTD 05; $ millions and $ per share after tax

Factor	YTD 06 $ Millions	YTD 06 $ Per Share	YTD 05 $ Millions	YTD 05 $ Per Share
Net income available to common shareholders	1,073	2.29	791	0.60
Income from discontinued operations	(60)	(0.13)	(11)	(0.02)
Preference stock dividends	-	-	10	0.02
Income from continuing operations	1,013	2.16	790	0.60
Effect of accelerated share repurchase true-up	-	-	-	1.02
Preference stock dividends	-	-	(10)	(0.02)
Special items	242	0.51	(152)	(0.31)
Operational earnings	1,255	2.67	628	1.29

For both second quarter and year-to-date 2006, special charges of $242 million (after tax) were comprised of a $131 million, $0.28 per share ($0.27 per share for year-to-date) charge related to the impairment of gas-fired generation plants and related inventory write-offs in light of the likely sale or retirement of all or the majority of the plants, a $71 million, $0.15 per share charge for a "day one" loss recorded in the second quarter of 2006 related to a series of commodity hedge transactions entered into at below market prices, and the net deferred tax effect of the newly enacted Texas margin tax[6] of $41 million, $0.09 per share. The hedging transactions are part of the company's overall program to hedge exposure to future changes in power prices, which has resulted in the selling forward of approximately 1.3 billion MMBtu of natural gas over the period from 2006 to 2012. Special items for year-to-date 2005 totaled a credit of $152 million (after tax), $0.31 per share. This credit was due primarily to the $138 million of additional tax benefits related to the 2002 TXU Europe worthlessness deduction and the accrual of $23 million ($35 million before tax) of additional insurance proceeds related to the settlement of the securities class action lawsuit announced in January 2005. See Appendix Tables A1 and A2 on page 15 for special items details.

Consolidated Operational Earnings Summary

Table 4 below summarizes major drivers of consolidated operational earnings per share. A more detailed discussion of contributions and drivers by segment is provided in Business Segment Results beginning on page 8.

Table 4: Consolidated — Operational Earnings Reconciliation Q2 05 to Q2 06 and YTD 05 to YTD 06; $ millions and $ per share

Earnings Factor	QTR $ Millions	QTR $ Per Share	YTD $ Millions	YTD $ Per Share
05 operational earnings	381	0.78	628	1.29
TXU Energy Holdings segment	357	0.73	672	1.38
TXU Electric Delivery segment	-	-	(7)	-
Corporate expenses	1	0.01	(38)	(0.09)
Effect of reduced shares	-	0.07	-	0.09
06 operational earnings	739	1.59	1,255	2.67

Second quarter 2006 operational earnings were $1.59 per share, up 104 percent from the second quarter 2005. The increase included a $0.73 per share improvement in operational earnings from the competitive TXU Energy Holdings segment and a $0.07 per share improvement attributable to the reduction in average shares outstanding. Because of the strong correlation of power prices to natural gas prices in Texas, TXU has entered into forward natural gas sales transactions to hedge its power positions; the majority of these transactions are being accounted for as cash flow hedges. Changes in the values of these natural gas hedges that exceed changes in forward values of power will result in cash flow hedge ineffectiveness gains or losses. The ineffectiveness gains or losses are reported in risk management and trading activities revenues. Because the majority of TXU's cash flow hedges are in the 2007 to 2011 period, the cause of ineffectiveness related to the natural gas hedging program is principally due to forward market heat rate changes for that period. Such changes during the second quarter 2006 resulted in net ineffectiveness gains of $143 million ($93 million, $0.20 per share, after tax) related to this long-term hedging program, further discussed under TXU Energy Holdings Segment results beginning on page 8.

[6] A new law that reforms the Texas franchise tax system and replaces it with a new tax system, considered to be an income tax for accounting purposes, that makes all legal entities subject to tax, including general and limited partnerships. The current period charge reflects a net adjustment to deferred tax liabilities in accordance with accounting rules. The effective date of the Texas margin tax is January 1, 2008 for calendar year-end companies. The computation of tax liability will be based on 2007 revenues as reduced by certain deductions.

Year-to-date 2006 operational earnings were $2.67 per share. The $1.38 per share increase included a $1.38 per share, or 121 percent improvement in operational earnings from the competitive TXU Energy Holdings segment and a $0.09 per share improvement attributable to the reduction in average shares outstanding, partially offset by a $0.09 per share increase in corporate expense primarily due to increased net interest expense.

Cash Flow and Financial Flexibility

TXU's successful execution of its ongoing performance improvement program is evident in the continued improvement in returns, financial flexibility measures, and cash flow.

Table 5 below provides a summary of consolidated common stock and return measures at June 30, 2006 and 2005.

Table 5: Consolidated — Return Statistics
Twelve months ended 6/30/06 and 6/30/05; Mixed measures

Return Statistic	6/30/06	6/30/05	% Change
Basic shares outstanding–end of period (millions)	462	480	(3.8)
Return on average common stock equity – based on net income (%)	388.7	37.0	-
Return on average common stock equity – based on operational earnings (%)	437.2	53.4	-
Return on average invested capital – based on adjusted net income (%)	17.6	7.9	122.8
Return on average invested capital – based on adjusted operational earnings (%)	19.3	10.1	91.1

TXU continues to make progress in improving its financial flexibility as reflected in the comparison of its credit metrics for second quarter 2006 to second quarter 2005 as shown in Table 6 below. Strong credit metrics are an essential determinant in TXU's disciplined approach to capital allocation. TXU's financial flexibility measures, EBITDA/interest and debt/EBITDA, have improved by 28.9 percent and 37.5 percent, respectively, over the course of the last twelve months. Total debt, excluding $1.1 billion of transition bonds and $100 million of debt-related restricted cash, decreased $460 million compared to June 30, 2005. The improvement in key credit metrics was accompanied by a significant expansion of the company's commodity risk hedging program, further strengthening the resiliency of the company's forward cash flows.

Table 6: Consolidated — Financial Flexibility Measures
Twelve months ended 6/30/06 and 6/30/05; $ millions and ratios

Financial Flexibility Measure	6/30/06	6/30/05	Change	% Change
EBITDA (excluding special items)	4,961	3,220	1,741	54.1
Cash interest expense	859	712	147	20.6
Debt (excluding transition bonds and debt-related restricted cash)	12,324	12,784	460	3.6
EBITDA/interest	5.8	4.5	1.3	28.9
Debt/EBITDA	2.5	4.0	(1.5)	(37.5)

As shown in Table 7, year-to-date 2006 cash provided by operating activities exceeded $1.9 billion, an increase of $1.3 billion over the prior year period. The improvement reflected higher operating earnings after taking into account non-cash items identified in the statement of cash flows, including approximately $376 million in cash tax benefits of utilizing net operating losses carried forward from prior years, a $253 million favorable change in working capital (accounts receivable, accounts payable, and inventories) reflecting higher wholesale gas receivables in 2005 and increased proceeds from the accounts receivable program in 2006, and an $84 million payment in 2005, net of insurance recoveries, related to the settlement of the consolidated amended securities class action lawsuit.

Table 7: Consolidated — Cash and Free Cash Flow
YTD 06 and YTD 05; $ millions

Cash Flow Factor	YTD 06	YTD 05	Change	% Change
Cash provided by operating activities	1,904	594	1,310	220.5
Capital expenditures	825	507	318	62.7
Nuclear fuel	30	26	4	15.4
Free cash flow (non-GAAP)	1,049	61	988	-

Table 8 below represents available liquidity (cash and available credit facility capacity) as of July 28, 2006 and December 31, 2005. In May 2006, TXU Energy Company LLC obtained a 364-day bank commitment for an additional $1.5 billion credit facility with terms similar to its existing facilities. The decrease in available liquidity between December 31, 2005 and July 28, 2006 was due in part to the repayment or repurchase of $1,525 million of long-term debt, the purchase of the equity interest in a lease trust for certain TXU Power combustion turbines ($69 million), approximately $565 million of changes in letters of credit and cash posted for margin deposits associated with the company's expanded long-term commodity hedging program and other commodity positions, and timing of common stock repurchases, somewhat offset by increased free cash flow as described above. TXU is targeting minimum available liquidity of $1.5 billion.

Table 8: Consolidated — Liquidity
Available amounts as of 7/28/06 and 12/31/05; $ millions

Liquidity Component	Borrower	Maturity	7/28/06	12/31/05
Cash and cash equivalents			20	37
Commercial paper program	TXU Energy Co./TXU Electric Delivery Co.		(1,726)	(358)
$1.4 billion credit facility	TXU Energy Co./TXU Electric Delivery Co.	June 08	848	770
$1.0 billion credit facility	TXU Energy Co./TXU Electric Delivery Co.	August 08	505	800
$1.6 billion credit facility	TXU Energy Co./TXU Electric Delivery Co.	March 10	1,097	1,405
$500 million credit facility	TXU Energy Co./TXU Electric Delivery Co.	June 10	300	460
$1.5 billion credit facility	TXU Energy Co.	May 07	1,500	-
$500 million credit facility	TXU Energy Co.	December 09	-	-
Total liquidity			2,544	3,114

Business Segment Results
The following is a discussion of operational earnings by business segment. TXU Corp.'s businesses include the TXU Energy Holdings segment, the TXU Electric Delivery segment, and Corporate operations.

TXU Energy Holdings Segment
The TXU Energy Holdings segment of TXU Corp. includes the results of TXU DevCo, the recently formed competitive power generation development business, and TXU Energy Company LLC. TXU Energy Company LLC is the competitive business of TXU Corp. that consists primarily of electricity generation (TXU Power), wholesale energy markets activities (TXU Wholesale) and retail consumer and business markets activities (TXU Energy). Wholesale commercial operations and commodity risk management are effectively managed as one business through TXU Wholesale, which manages the natural hedge inherent between TXU Energy and TXU Power. TXU Power, TXU Wholesale and TXU Energy conduct their operations through separate legal entities that, in accordance with regulatory requirements, operate independently within the competitive Texas power market. TXU DevCo is not a subsidiary of TXU Energy Company LLC.

The financial performance of the TXU Energy Holdings segment reflects the ongoing successful implementation of the TXU Operating System and other performance improvement initiatives. In the second quarter 2006, the TXU Energy Holdings segment reported income from continuing operations of $461 million, $0.99 per share, versus $345 million, $0.71 per share for the second quarter 2005. As shown in Appendix Table A1, special charges for second quarter 2006 were $243 million, $0.52 per share, as compared to special charges of $2 million in second quarter 2005. Second quarter 2006 operational earnings were $1.51 per share as compared to $0.71 per share for second quarter 2005. Excluding the effect of lower average shares outstanding, the TXU Energy Holdings segment operational earnings improved by $0.73 per share.

For year-to-date 2006, the TXU Energy Holdings segment reported income from continuing operations of $981 million, $2.09 per share, versus $548 million, $1.13 per share for year-to-date 2005. As shown in Appendix Table A2, special charges for year-to-date 2006 were $243 million, $0.51 per share, as compared to special charges of $4 million for year-to-date 2005. Year-to-date 2006 operational earnings were $2.61 per share, as compared to $1.14 per share for year-to-date 2005. Excluding the effect of lower average shares outstanding, the TXU Energy Holdings segment operational earnings improved by $1.38 per share, over year-to-date 2005.

Table 9 below reconciles the change in operational earnings from 2005 to 2006 for the second quarter and year-to-date periods. Second quarter and year-to-date 2006 improved $357 million, $0.80 per share, and $672 million, $1.47 per share respectively, primarily as a result of improved contribution margin.

Table 9: TXU Energy Holdings Segment — Operational Earnings Reconciliation
Q2 05 to Q2 06 and YTD 05 to YTD 06; $ millions and $ per share

Earnings Factor	QTR $ Millions	QTR $ Per Share	YTD $ Millions	YTD $ Per Share
05 operational earnings	347	0.71	552	1.14
Contribution margin	504	1.04	976	2.01
Operating costs	24	0.05	25	0.05
Depreciation and amortization	(7)	(0.01)	(13)	(0.03)
SG&A	(15)	(0.03)	(22)	(0.05)
Franchise and revenue based taxes	(3)	(0.01)	(4)	(0.01)
Other income and deductions	1	-	6	0.01
Net interest	26	0.05	37	0.08
Income taxes	(173)	(0.36)	(333)	(0.68)
Effect of reduced shares	-	0.07	-	0.09
06 operational earnings	**704**	**1.51**	**1,224**	**2.61**

The $504 million increase in contribution margin for second quarter 2006 versus the comparable 2005 period reflects higher retail and wholesale pricing, primarily driven by the effect of natural gas prices on wholesale power market prices, record nuclear generation plant production, reduced purchased power, and the net hedge ineffectiveness gains mentioned above. The effect of higher pricing on contribution margin was partially offset by a decrease in retail sales volumes due to customer attrition, reduced average small and large business customer usage, and higher purchased power prices. Wholesale electricity revenues for second quarter 2006 decreased $151 million from second quarter 2005. The change reflected the reporting of wholesale power trading activity on a net basis,[7] offset by the effect of higher wholesale prices.

While the effect of warmer weather in second quarter 2006 as compared to the same 2005 period resulted in an estimated $0.05 per share (after tax) increase in contribution margin, this increase was partially offset by the effect of higher prices and warmer weather on customer usage levels. Appendix Tables A and D provide details of operating revenues and total fuel and purchased power costs and delivery fees for the TXU Energy Holdings segment for second quarter 2006 compared to the prior year period.

The decrease in operating costs of $24 million, $0.05 per share, reflected lower maintenance costs due to the absence in 2006 of costs incurred in 2005 for a nuclear generation plant refueling outage and lower property taxes due to revised property valuation estimates, somewhat offset by the timing of coal plant outages and increased transition costs associated with generation services agreements entered into in 2006. Depreciation and amortization expense increased $7 million, $0.01 per share, primarily due to higher expenses associated with mining reclamation obligations. SG&A expenses for the second quarter 2006 increased $15 million, $0.03 per share. The increase reflected higher bad debt expense, expenses related to the solid-fuel power generation program, and higher fees associated with the sale of accounts receivable program, partially offset by decreased consulting fees. Bad debt expense for the quarter was consistent with plan levels of approximately 0.8 percent of revenues, but up slightly from second quarter 2005 due to higher retail revenues and accounts receivable balances. The $26 million, $0.05 per share, decrease in net interest expense reflects increased interest income from affiliates due to higher advances and higher interest rates, partially offset by increased short-term borrowings and associated higher interest rates. Income tax expense increased $173 million, $0.36 per share. Second quarter 2005 income taxes included a charge of $10 million arising from the resolution of audits for the years 1994 to 1996. Excluding the impact of this item, the increase in income taxes reflects increased taxable income.

The major drivers of year-to-date 2006 results were substantially the same as for second quarter 2006.

TXU Energy's focus is on providing superior service and options to customers while achieving long-term sustainable residential net margins of five to 10 percent. To accomplish these objectives, TXU Energy launched a number of new offerings for customers in its native market to meet the needs of customers and increase retention. Many of the new offerings have a minimum term commitment in exchange for various pricing plan features or renewable content. The objective is to

[7] Prior to January 1, 2006, all wholesale power purchases and sales scheduled with ERCOT for delivery were reported gross in the income statement and "booked-out" sales and purchases were reported net. Subsequent to an internal reorganization of TXU Wholesale, contracts that are now separately managed as a trading book and scheduled for physical delivery are reported net upon settlement in accordance with existing accounting rules. All transactions reported net, including "booked-out" contracts, are reported as a component of revenues. Second quarter and year-to-date 2006 gross revenues from power trading activities totaled approximately $291 million and $641 million, respectively.

offer plans that more directly meet the needs of customers since the price-to-beat is set to expire on December 31, 2006. The various plans have features that include price certainty, prices indexed to natural gas, renewable energy, and time of use options. TXU Energy has launched 10 service plan alternatives to the price-to-beat. These new plans have received a very favorable response from customers. In areas outside the native market, TXU Energy is pursuing customers through a multi-channel approach using both savings and dependable customer service messaging to achieve acquisition goals and a targeted five to 10 percent net margin. TXU Energy increased its number of customers in those markets by over 6 percent year-to-date.

Appendix Table C provides TXU Energy volume statistics. For second quarter 2006, the 6.5 percent decrease in retail sales volumes as compared to the same 2005 period was driven by a 14.9 percent decline in large business market volumes. Sales volumes for second quarter 2006 also reflect a 3.2 percent decrease in mass market (residential and small business) sales as compared to second quarter 2005. This decline reflects lower total mass market customer levels in TXU Energy's native market due to competitive activity, partially offset by warmer weather and increased customer levels outside TXU Energy's native market. Year-to-date 2006 retail sales volumes decreased 12.5 percent compared to the same 2005 period primarily due to a 20.5 percent decline in large business market volumes. Sales volumes for year-to-date 2006 also reflect a 9.0 percent decrease in mass market (residential and small business) sales as compared to second quarter 2005. This decline reflects lower total mass market customer levels in TXU Energy's native market due to competitive activity and decreased average mass market customer usage, partially offset by warmer weather and increased customer levels outside TXU Energy's native market.

Customer statistics for 2006 and 2005 are shown in Appendix Table D. The net retail customer year-to-date attrition rate declined to 2.4 percent during second quarter 2006 as compared to 4.8 percent in second quarter 2005. For the twelve months ended June 30, 2006, the net retail customer attrition rate was 6.0 percent as compared to 7.9 percent for the prior year period, primarily reflecting competitive activity in the middle of 2005. A number of factors affected the slightly lower churn in second quarter 2006, including lower discounts being offered by competitors in late 2005 and early 2006. These were due in part to the low to negative margins in late 2005, continued volatility in natural gas and power prices, and forecasted low margin levels based upon forward 2007 natural gas prices.

Appendix Tables E and F provide a summary of the TXU Energy Holdings segment generation and supply costs and operating statistics. Results for second quarter 2006 reflect the highest production levels ever achieved by the company's nuclear power plant and lower fuel and purchased power volumes. Total baseload production for year-to-date 2006 also exceeded the previous record for the six months ended June 30 period. An increase in the average cost of fuel and purchased power for second quarter and year-to-date 2006 compared to the same 2005 periods was primarily due to increased power prices.

Risk Management Update

Pursuant to its risk management and hedging strategy, particularly in relation to commodity price exposure in its TXU Energy Holdings segment, TXU focuses on maintaining strong credit metrics and its complementary generation and retail businesses to manage its commodity price exposure. This approach considers the residential and business load, at current forward commodity price ranges, to represent a near-term hedge to baseload generation that will be supplemented by market transactions to manage the company's exposure to changes in natural gas prices. As shown in Table 10 below, with the implementation of this approach, TXU has mitigated over 95 percent of its estimated natural gas exposure through 2008 on a total portfolio basis. In addition to this activity, TXU has entered into incremental transactions in 2006 to sell over 1 billion MMBtu of natural gas for 2009 through 2012. This long-term hedging program enables TXU to increase the certainty of its economic value at a time when it is undertaking a significant investment program in the new power generation units and electric delivery network.

While the use of market transactions can be effective in hedging the economic value of the portfolio, it may create period to period variations in reported earnings. Because of the strong correlation of ERCOT power prices to natural gas prices, TXU has entered into forward natural gas sales transactions to hedge its power positions in ERCOT; the majority of these transactions are being accounted for as cash flow hedges. Based on the current size of the long-term natural gas hedging program, a parallel 0.1 MMBtu/MWh change in market heat rate across each year of the hedging program could cause up to an estimated $115 million to $140 million in cash flow hedge ineffectiveness pre-tax gains or losses in the period of such change. The other transactions in the hedging program are accounted for on a mark-to-market basis and could, with a parallel $1.00/MMBtu move in gas prices, cause an estimated $100 million of unrealized mark-to-market pre-tax gains or losses. Movements in forward markets, primarily heat rates, during the second quarter 2006 resulted in net ineffectiveness pre-tax gains of $143 million related to the long-term hedging program. Net hedge ineffectiveness pre-tax gains related to the long-term hedging program totaled $122 million year-to-date.

The company actively manages its natural gas and heat rate exposure and may adjust both natural gas and heat rate positions in response to estimated generation production, customer churn and usage, wholesale market transactions, market commodity changes, risk management strategy and policy revisions, and other factors.

Tables 10 and 11 provide TXU's current estimated natural gas and heat rate exposure, respectively, including TXU DevCo generation units. Table 12 summarizes the average price levels for the natural gas hedges.

Table 10: Pro-Forma Natural Gas Equivalent Economic Exposure[8]
Balance of 06E -10E; Million MMBtu

Position	Balance of 06E	07E	08E	09E	10E
Baseload generation	210	470	480	480	465
Retail sales/other transactions[9]	(175)	(370)	(330)	(310)	(300)
TXU DevCo	-	-	5	200	500
Natural gas hedges	(35)	(110)	(150)	(260)	(395)
Planned forward power sales[10]	-	-	-	(30) to (60)	(80) to (120)
Net exposure	**(5) to 5**	**(10) to 0**	**0 to 10**	**50 to 80**	**150 to 190**

Table 11: Heat Rate Economic Exposure
Balance of 06E – 10E; Million MWh

Position	Balance of 06E	07E	08E	09E	10E
Baseload generation[11]	27	60	62	63	63
Retail sales/other transactions[9]	(25)	(36)	(31)	(30)	(29)
TXU DevCo	-	-	-	~ 27	~ 73
Planned forward power sales[10]	-	-	-	~ (7)	~ (13)
Net exposure	**~ 2**	**~ 24**	**~ 31**	**~ 53**	**~ 94**

Table 12: Average Sales Price of Natural Gas Hedges
07-10; $/MMBtu

Component	07	08	09	10
Natural gas hedges (NYMEX equivalent price)	~9.70	~8.40	~8.35	~7.95

TXU Electric Delivery Segment

The TXU Electric Delivery segment consists of TXU Electric Delivery Company, TXU Corp.'s regulated transmission and distribution business. TXU Electric Delivery is the sixth largest electric delivery company in the nation, delivering electricity to three million distribution points of delivery across a network of over 14,000 miles of transmission lines and 100,000 miles of distribution lines in the economically diverse North Central, East and West Texas. The North American Electric Reliability Council estimates approximately 2.3 percent annual demand growth in the North Texas service area over the next 5 years.

The TXU Electric Delivery segment reported income of $86 million, $0.18 per share, for both second quarter 2006 and 2005. There were no special items reported in either period.

For year-to-date 2006, the TXU Electric Delivery segment reported income of $151 million, $0.32 per share, compared to $157 million, $0.32 per share, for the same period in 2005. There were no special items reported for year-to-date 2006 and $1 million of special charges for year-to-date 2005. TXU Electric Delivery segment operational earnings for year-to-date 2006 remained level at $0.32 per share compared to year-to-date 2005.

Table 13 below reconciles the factors in operational earnings from 2005 to 2006.

---

[8] As of 7/14/06 based on anticipated generation from TXU Power's existing power generation facilities and TXU DevCo's planned facilities assuming currently anticipated on-line dates and production levels.

[9] Assumes native market retail position acts as a short position while net retail margin remains at or below sustainable range.

[10] Assumes 1.5 gigawatts (GW) of forward power sales are converted at an 8 MMBtu/MWh heat rate. These forward power sales will only be executed if TXU receives the majority of the draft air permits to construct the new facilities.

[11] Includes solid-fuel and gas plants.

Table 13: TXU Electric Delivery Segment — Operational Earnings Reconciliation
Q2 05 to Q2 06 and YTD 05 to YTD 06; $ millions and $ per share

Earnings Factor	QTR $ Millions	QTR $ Per Share	YTD $ Millions	YTD $ Per Share
05 operational earnings	**86**	**0.18**	**158**	**0.32**
Contribution margin	40	0.08	52	0.11
Operating costs	(13)	(0.02)	(24)	(0.05)
Depreciation and amortization	(9)	(0.02)	(18)	(0.03)
SG&A	-	-	(1)	-
Franchise and revenue based taxes	(3)	(0.01)	(5)	(0.01)
Other income and deductions	-	-	1	-
Net interest	(4)	(0.01)	(4)	(0.01)
Income taxes	(11)	(0.02)	(8)	(0.02)
Effect of reduced shares	-	-	-	0.01
06 operational earnings	**86**	**0.18**	**151**	**0.32**

Second quarter 2006 operational earnings performance for the TXU Electric Delivery segment included an increase of $40 million, $0.08 per share, in contribution margin (revenues) primarily due to increased delivered volumes that reflected warmer weather, customer growth, higher transmission revenues primarily due to rate increases approved in 2005 and 2006, increased distribution tariffs to recover higher transmission costs, and increased transition charge tariffs to service securitization bonds, which are offset by additional amortization expense of the related regulatory asset. The effects of warmer weather as compared to normal resulted in an estimated $0.04 per share (after tax) increase in revenues.

Second quarter 2006 operating costs increased $13 million, $0.02 per share, compared to second quarter 2005 primarily due to increased costs of $7 million, $0.01 per share, related to system reliability improvement initiatives (including vegetation management) and higher third-party transmission costs of $5 million, $0.01 per share. Depreciation and amortization increased $9 million, $0.02 per share, of which $6 million, $0.01 per share, was due to higher depreciation rates on normal property additions and replacements of property, plant and equipment and $2 million was due to higher amortization of regulatory assets associated with the issuance of securitization bonds, which have equal associated transition revenues.

The $4 million, $0.01 per share, increase in net interest expense for second quarter 2006 compared to second quarter 2005 reflected higher average borrowings. Second quarter 2006 income taxes increased $11 million, $0.02 per share, compared to second quarter 2005, reflecting a $4 million credit in 2005 arising from the resolution of audits for the years 1994 to 1996 and $7 million resulting from increased income before income taxes and the timing of the recognition of state income taxes in 2006.

The major drivers of year-to-date 2006 results were substantially the same as for second quarter 2006. The effects of warmer weather as compared to normal for year-to-date 2006 resulted in an estimated $0.02 per share (after tax) increase in revenues.

TXU Electric Delivery's future results are expected to be impacted by the effects of the January 2006 rate settlement with certain cities served by the company. This rate settlement is expected to result in incremental expenses of approximately $70 million, recognized almost entirely over the period from May 2006 through June 2008.

Appendix Tables I through K summarize the details of the operating revenues and operating statistics for the TXU Electric Delivery segment for second quarter and year-to-date 2006 and 2005.

Corporate
Corporate consists of TXU Corp.'s remaining non-segment operations, primarily discontinued operations, general corporate expenses, and interest on debt at the corporate level.

For second quarter 2006, the loss from continuing operations for Corporate was $50 million, $0.10 per share, as compared to a second quarter 2005 loss of $52 million, $0.18 per share after preference stock dividends, including the effect of the dilution adjustment related to the true-up for the accelerated share repurchase program. Adjusting for special items of a credit of $1 million in 2006, second quarter 2006 operational results were a loss of $51 million, $0.10 per share compared to a loss of $52 million, $0.11 per share in second quarter 2005. Second quarter 2006 other income and deductions reflected a $26 million ($17 million, $0.03 per share after tax) benefit of a contract dispute settlement while the prior year period included litigation settlement expenses of $11 million ($7 million, $0.01 per share after tax). Net interest expense for second quarter 2006 increased $40 million, $0.08 per share, due to higher interest rates and higher average outstanding borrowings.

Year-to-date 2006 loss from continuing operations for Corporate was $119 million, $0.25 per share. For the comparable period in 2005, income from continuing operations for Corporate was $75 million after preference stock dividends, but represented a loss of $0.87 per share, reflecting the $1.02 per share effect of the dilution adjustment related to the true-up for the accelerated share repurchase program. Adjusting for special items of a credit of $1 million, year-to-date 2006 operational results were a loss of $120 million, $0.26 per share compared to a loss of $82 million, $0.17 per share, for year-to-date 2005. Year-to-date 2005 reported results also reflected the adjustment for special items of a net credit of $0.32 per share, primarily reflecting the $138 million tax benefit related to TXU Europe.

Excluding the effect of reduced shares, year-to-date 2006 Corporate expenses increased by $0.08 per share from the prior-year period, primarily due to increased net interest expense.

2006 and 2007 Outlook Affirmed

Excluding the impact of net hedge ineffectiveness associated with the company's long-term hedging program, TXU Corp.'s outlook for operational earnings remains at a range of $5.50 to $5.75 per share of common stock for 2006 and a two percent improvement relative to the midpoint of the 2006 outlook for 2007. The 2007 outlook reflects an estimated $0.15 per share increase in purchased power expense and operating costs associated with a planned 75-day outage to refuel and replace steam generators at Unit 1 of the Comanche Peak nuclear plant.

Solid-Fuel Power Generation Development Program Update

On April 20, 2006, TXU announced its intentions to develop 11 new solid-fuel power generation facilities on an accelerated basis in Texas. This initiative will provide over nine gigawatts (GW) of capacity in ERCOT, improving reliability by 10 percent, which is enough to serve 6.5 million residents, and providing Texas with adequate power supply through 2015. It is also expected to reduce long-term power prices by an estimated $1.7 billion annually by 2010.

The need for this investment was further reinforced by the ERCOT annual five-year peak demand and energy forecast issued on June 1, 2006. The new forecast reflects a 2.3 percent projected annual demand growth rate, up 28 percent from the prior forecast of 1.8 percent annual growth. The new forecast shows reserve margins dropping to 6.8 percent in 2010, well below the 12.5 percent level deemed reliable. If no new generation is built, the risk of supply shortages will increase and inefficient, mothballed gas units will need to operate, reducing overall market efficiency and further raising power prices.

On June 8, 2006 TXU affirmed its commitment to the power generation development program, identifying four major phases of milestones for delivering on its plan and announcing completion of key milestones in Phases I, II and III. TXU also defined several key milestones for Phase IV. Appendix Tables M through P outline the key milestones for each phase, and the milestones achieved are summarized in Table 1: Operational Highlights on page 3. The announcement on June 8 also provided details on the strategy behind TXU's power generation development program, how the technology for the planned 11 generation units to meet the pressing needs for power in Texas was selected, and certain of TXU's ongoing environmental-related plans and commitments.

The environmental initiatives include the commitment to reduce key emissions (nitrogen oxides, sulfur dioxide and mercury) by 20 percent from current levels even with the doubling of baseload generation capacity, plans to invest up to $2 billion in development and commercialization of next generation technologies to continue to improve the air, and plans to double the TXU's existing renewable (primarily wind) power generation capacity. This expansion will further build on TXU's status as the largest buyer of wind power in the state, which recently surpassed California as the largest wind generator in the United States. Last week, TXU also requested that the TCEQ make legally binding the commitment to lower emissions by 20 percent even while doubling the company's baseload power generation capacity. This principle of more than offsetting incremental key emissions would be a good public policy for Texas, and TXU believes that TXU DevCo and all builders should be held to that standard.

As indicated in Appendix Tables M through Q, TXU has continued to make progress on the program since June 8, including the finalization of an agreement to purchase eight steam turbine generators from General Electric for TXU's eight planned reference plants, initiation of construction activities on Sandow Unit 5, establishment of temporary office facilities in Philadelphia to support the expansion of the program in PJM and other markets, and continued progress on the collaborative processes to optimize performance, cost and schedule for the eight reference plants and Oak Grove that will lead to completion of firm price engineering, procurement and construction contracts.

TXU management will provide additional insights regarding the generation development program and strategy on the teleconference at 10 a.m. Central (11 a.m. Eastern) this morning.

Additional Information
Additional information, including consolidating income statements, consolidating balance sheets, consolidated cash flow, and legal and regulatory summaries, can be obtained under the TXU Q2 2006 Earnings Results heading at www.txucorp.com/investres/default.aspx.

* * *

TXU Corp., a Dallas-based energy company, manages a portfolio of competitive and regulated energy businesses primarily in Texas. In the competitive TXU Energy Holdings segment (comprised of electricity generation, wholesale marketing and retailing), TXU Energy provides electricity and related services to more than 2.2 million competitive electricity customers in Texas, more customers than any other retail electric provider in the state. TXU Power has over 18,300 megawatts of generation in Texas, including 2,300 MW of nuclear and 5,837 MW of lignite/coal-fired generation capacity. The company is also one of the largest purchasers of wind-generated electricity in Texas and North America. TXU Wholesale optimizes the purchases and sales of energy for TXU Energy and TXU Power and provides related services to other market participants. TXU Corp.'s regulated segment, TXU Electric Delivery, is an electric distribution and transmission business that complements the competitive operations, using superior asset management skills to provide reliable electricity delivery to consumers. TXU Electric Delivery operates the largest distribution and transmission system in Texas, providing power to three million electric delivery points over more than 100,000 miles of distribution and 14,000 miles of transmission lines. Visit www.txucorp.com for more information about TXU Corp.

This release contains forward-looking statements, which are subject to various risks and uncertainties. Discussion of risks and uncertainties that could cause actual results to differ materially from management's current projections, forecasts, estimates and expectations is contained in the company's SEC filings. In addition to the risks and uncertainties set forth in the company's SEC filings, the forward-looking statements in this release could be affected by actions of rating agencies, delays in implementing any future price-to-beat fuel factor adjustments, the ability of the company to attract and retain profitable customers, changes in demand for electricity, the impact of weather, changes in wholesale electricity prices or energy commodity prices, the company's ability to hedge against changes in commodity prices and market heat rates, the company's ability to fund certain investments described herein, delays in approval of, or failure to obtain, air and other environmental permits, changes in competitive market rules, changes in environmental laws or regulations, changes in electric generation and emissions control technologies, changes in projected demand for electricity in Texas, the ability of the company to attract and retain skilled labor for planning and building new generating units, changes in the cost and availability of materials necessary for the planned new generation units, the ability of the company to manage the significant construction program to a timely conclusion with limited cost overruns, the ability of the company to implement the initiatives that are part of its performance improvement program and growth strategy, and the terms under which the company executes those initiatives, and the decisions made and actions taken as a result of the company's financial and growth strategies.

-END-

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News Release


TXU

FOR IMMEDIATE RELEASE

TXU Corp. Outlines Climate Change Principles, Recognizes USCAP Efforts

DALLAS - January 22, 2007 - TXU Corp. (NYSE:TXU) today outlined its principles on climate change and recognized the related efforts of the United States Climate Action Partnership (USCAP).

Mike McCall, chairman and chief executive officer, TXU Wholesale, said, "Global climate change is an important and long-term issue. With growing concern about the potential effects of greenhouse gases on global climate, it's essential that we all focus our efforts to develop and deploy technologies that will reduce greenhouse gas emissions."

"We'd also like to acknowledge the work of some of our closest partners, who are members of USCAP. These companies have worked on advanced technology solutions in Texas to help address complex environmental and energy issues," continued McCall. "We're proud of their work on our comprehensive plan. Neither the environment nor the public wins if we fail to replace the nation's aging power plants with new, more efficient and cleaner power generation technologies."

McCall concluded, "We need to fully review the USCAP report, but it appears that our plan to develop carbon capture and storage-ready units and other advanced coal technology to meet Texas' substantial electric power needs is consistent with USCAP's position. TXU will continue to actively participate with key stakeholders and policymakers to develop long-term, comprehensive solutions to this global challenge."

Electric power markets across the U.S. face significant challenges, including the need to ensure the reliability of power supplies, replace aging and inefficient infrastructure, increase the country's energy security, and achieve improved environmental performance. TXU's program is one of many across the country addressing this challenge by investing in advanced, cleaner new units to meet these multi-faceted needs.

TXU Principles on Climate Change

TXU's approach to addressing climate change is based upon a set of principles, which it outlined today. The company's principles with respect to global climate change include:

- Climate change is a global issue requiring a comprehensive solution addressing all greenhouse gases, sources and economic sectors in all countries;
- Development of U.S. energy and environmental policy should seek to ensure U.S. energy security and independence;
- Solutions should encourage investment in a diverse supply of new generation to meet U.S. needs to maintain adequate reserve margins and support economic growth, as well as address customers' needs for affordable and reliable energy;
- Policies should encourage significant investments in research and development and deployment of a broad spectrum of solutions, including energy efficiency and renewable energy, coal, gas and nuclear generation technologies; and
- Any mandate to reduce greenhouse gas emissions should be developed under a market-based framework that is consistent with expected technology development timelines and supports the displacement of old, inefficient power generation technology with advanced, more efficient technology.

TXU's Vision for Lowering Greenhouse Gas Emissions

TXU is already taking steps to address concerns about global climate change, including investing in the development of new technologies and displacement of older, less efficient power plants with new, carbon capture-ready units to lower CO2 emission rates. Unfortunately, no economical technology exists today to capture and sequester CO2. However, TXU is investing to make its reference plants carbon capture-ready because it believes future technologies will enable economical capture and sequestration of CO2.

TXU's vision includes:

- **Building advanced, carbon capture-ready plants.** TXU's new reference plants will use the nation's most advanced supercritical coal technology and meet standards defined by the International Energy Agency for carbon capture- and storage-ready.

- **Displacing old, inefficient capacity.** Using the latest advanced technology, new generation units can improve air quality and environmental efficiency by displacing older, higher-emitting power plants, reducing pollution and carbon emission intensity.

- **Investing in technology.** TXU is investing up to $2 billion to commercialize state-of-the-art clean technologies, including the formation of a $200 million clean energy venture fund to advance next-generation technologies.

- **Striving for lower carbon.** As announced in early November, TXU's 15-year vision is to reduce the rate at which CO2 is released when power is generated from coal by 50 percent, such that coal compares favorably with modern gas units.

Also, consistent with this vision, TXU announced in August that it plans to develop applications to file with the U.S. Nuclear Regulatory Commission for combined construction and operating licenses for two to six gigawatts of new nuclear power generation capacity at one to three sites. TXU expects to submit the COL applications in 2008. Nuclear power is the lowest emission source of baseload power generation available.

* * *

TXU Corp., a Dallas-based energy company, manages a portfolio of competitive and regulated energy businesses primarily in Texas. In the competitive TXU Energy Holdings segment (electricity generation, wholesale marketing and retailing), TXU Energy provides electricity and related services to more than 2.2 million competitive electricity customers in Texas, more customers than any other retail electric provider in the state. TXU Power has over 18,300 MW of generation in Texas, including 2,300 MW of nuclear and 5,800 MW of coal-fired generation capacity. TXU Wholesale optimizes the purchases and sales of energy for TXU Energy and TXU Power and provides related services to other market participants. TXU Wholesale and its affiliate, TXU Renew, are the largest purchasers of wind-generated electricity in Texas and fifth largest in the United States. In addition, TXU Power Development Company and its affiliates are involved in a power generation development program in Texas and are evaluating opportunities for additional development outside of Texas. TXU Corp.'s regulated segment, TXU Electric Delivery, is an electric distribution and transmission business that complements the competitive operations, using superior asset management skills to provide reliable electricity delivery to consumers. TXU Electric Delivery operates the largest distribution and transmission system in Texas, providing power to three million electric delivery points over more than 100,000 miles of distribution and 14,000 miles of transmission lines. Visit www.txucorp.com for more information about TXU Corp.

This release contains forward-looking statements, which are subject to various risks and uncertainties. Discussion of risks and uncertainties that could cause actual results to differ materially from management's current projections, forecasts, estimates and expectations is contained in the company's SEC filings. Specifically, the company makes reference to the section entitled "Risk Factors" in its annual and quarterly reports, particularly the risk factor relating to its power generation development program in Texas. In addition to the risks and uncertainties set forth in the company's SEC filings, the forward-looking statements in this release could be affected by actions of rating agencies, the ability of the company to attract and retain profitable customers, changes in demand for electricity, the impact of weather, changes in wholesale electricity prices or energy commodity prices, the company's ability to hedge against changes in commodity prices and market heat rates, the company's ability to fund certain investments described herein, delays in approval of, or failure to obtain, air and other environmental permits and the ability of the company to

resolve the consent decree issue regarding the new Sandow 5 unit, changes in competitive market rules, changes in environmental laws or regulations; changes in electric generation and emissions control technologies, changes in projected demand for electricity, the ability of the company and its contractors to attract and retain skilled labor, at projected rates, for planning and building new generating units, changes in the cost and availability of materials necessary for the planned new generation units, the ability of the company to negotiate and finalize engineering, procurement and construction contracts for its reference plants in a timely manner and at projected costs, the ability of the company to manage the significant construction program to a timely conclusion with limited cost overruns, the ability of the company to implement the initiatives that are part of its performance improvement program and growth strategy and the terms under which the company executes those initiatives, and the decisions made and actions taken as a result of the company's financial and growth strategies.

-END-

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Powering the Future of Texas

Greenhouse Gases and Global Climate Change

Our Vision

As active members in the communities in which we live and work, TXU is committed to protecting our environment and actively addressing environmental issues, including growing concerns about global climate change. Independent experts have warned that America faces critical needs for new electricity generation; needs that, unfortunately, can't be fully met through conservation and renewable energy sources. TXU has outlined a vision to lower CO_2 emissions rates through development of new technologies and displacement of older, less efficient power plants with new, carbon capture-ready units. While there is currently no economical technology to capture and sequester CO_2, TXU is investing today to make its reference plants carbon capture-ready because we believe that future technologies will enable the economical capture and sequestration of carbon dioxide. Our vision includes:

- **Building advanced, carbon capture-ready plants.** TXU's new reference plants will use the most advanced supercritical coal technology in the U.S. and will meet International Energy Agency criteria as carbon capture- and storage-ready.
- **Displacing old, inefficient capacity.** Using the latest, most advanced technology, new generation projects can improve air quality and environmental efficiency by displacing older, higher-emitting units.
- **Investing $1.5-2 billion in technology.** TXU is investing $1.5-2 billion to commercialize state-of-the-art clean technologies, including forming a $200 million energy venture fund to invest in next-generation technology, such as development of IGCC to commercial viability, continued investment in retrofit technology, and evaluation of new nuclear generation in Texas, recognized as the only scalable, CO_2-free source of power generation.
- **Striving for lower carbon.** Our 15-year vision is to reduce the rate at which CO_2 is released when power is generated from coal so that it compares favorably with modern gas units.

Our Track Record

In addition to investing in the discovery and development of new solutions to challenging energy and environmental issues, TXU has taken steps to reduce greenhouse gas emissions, including:

- **Voluntary Reductions.** We have added 2,850 megawatts of zero-emission electric generation to our generation fleet and purchased-power portfolio, since 1990. Since 1991, TXU has reduced, avoided, or sequestered the equivalent of nearly 290 million tons of CO_2. This program represents the largest voluntary reduction program in the United States for any investor-owned electric utility and the second-largest reduction program in the country following that of the Tennessee Valley Authority.
- **Renewables.** Today, TXU is the fifth largest purchaser of wind energy in the U.S. and the largest in Texas. Under our plan, we will double our renewable energy resources to about 1400 MW of power over the next five years.
- **Energy Efficiency and Conservation.** TXU Electric Delivery has one of the largest energy efficiency and conservation programs in the U.S. ($50 million in 2005), more than all other Texas providers combined, as well as a demand-side management conservation program.
- **Other Innovative Approaches.** For example, TXU sponsors the country's largest urban tree farm. Trees from this sustainable program are provided for planting on public rights-of-way for beautification, CO_2 absorption, and other benefits. We plant over one million trees each year on reclaimed lands, more than 23 million trees in total.

November 10, 2006



TXU

Legal
1601 Bryan St, 6th Floor
Dallas, TX 75201-3411

Tel: 214 812 6005
Fax: 214 812 6032
sjoshi@txu.com

Safal K. Joshi
Vice President & Associate
General Counsel

March 22, 2007

VIA OVERNIGHT COURIER

Office of Chief Counsel
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal of the New York City Pension Funds
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that TXU Corp. ("TXU"), intends to withdraw its no-action request relating to the shareholder proposal (the "Proposal") received from William C. Thompson, Jr., Comptroller, City of New York, on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System and the Unitarian Universalist Association of Congregations (collectively, the "Proponents"). On February 1, 2007, TXU requested that the staff of the Division of Corporation Finance (the "Staff") concur in its view that the Proposal may be excluded from the proxy statement and form of proxy for its 2007 Annual Meeting of Shareholders pursuant to Rule 14a-8(i)(10) (the "Request").

Based in part on TXU's recently disclosed environmental policies, the Proponents have chosen to withdraw their Proposal. As evidenced by the letter attached hereto as Exhibit A, the Office of Comptroller for the City of New York has withdrawn the Proposal. Likewise, the Unitarian Universalist Association of Congregations has withdrawn its support for the Proposal, as evidenced by the letter attached hereto as Exhibit B.

Based upon the foregoing, TXU hereby respectfully requests that the Staff withdraw its Request. I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If

TXU can be of any further assistance in this matter, please do not hesitate to call me at (214) 812-6005.

Yours very truly,



Safal K. Joshi

SKJ/agb
Enclosures

cc: William C. Thompson, Jr., Comptroller, City of New York
on behalf of New York City Employees' Retirement System
on behalf of New York City Teachers' Retirement System
on behalf of New York City Police Pension Fund
on behalf of New York City Fire Department Pension Fund
on behalf of New York City Board of Education Retirement System
c/o Patrick Doherty
1 Centre Street
New York, New York 10007
Facsimile Number: (212) 815-8663

Unitarian Universalist Association of Congregations
c/o Tim Brennan, Treasurer and Vice President
25 Beacon Street
Boston, Massachusetts 02108
Facsimile Number: (617) 367-3237



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

March 1, 2007

Ms. Kim K.W. Rucker
Senior Vice President, Secretary
and Chief Governance Officer
TXU Corporation
1601 Bryan Street
Dallas, TX 75201-3411

Dear Ms. Rucker :

On the basis of the commitments contained in your company's February 26 press release, "TXU to Set New Direction As Private Company" relating to environmental performance and greenhouse gas emissions, on behalf of the New York City Employees Retirement System, the New York City Teachers Retirement System, the New York City Police Pension Fund , the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System, I hereby withdraw the resolution on greenhouse gas emissions that our office submitted to your corporation on behalf of those funds.

Sincerely,

Patrick Doherty
Bureau of Asset Management

PD:ma



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Timothy Brennan
Treasurer and
Vice President of Finance

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 *tel*
617 367 3237 *fax*

www.uua.org

March 21, 2007

Ms. Kim K. W. Rucker
Senior Vice President, Secretary
And Chief Governance Officer
TXU Corporation
1601 Bryan Street
Dallas, TX 75201-3411

Dear Ms. Rucker:

Like our colleagues at the New York City pension plans, the Unitarian Universalist Association of Congregations agrees to withdraw the shareholder proposal on greenhouse gas emissions. We do this based on the commitments contained in TXU's February 26 press release entitled "TXU to Set New Direction As Private Company." We commend the company's commitments to address environmental performance and greenhouse gas emissions.

Sincerely,

Tim Brennan
Treasurer and Vice President of Finance

END